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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Stemline Therapeutics, Inc.
(Name of Subject Company)

Stemline Therapeutics, Inc.
(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

85858C107
(CUSIP Number of Class of Securities)

Ivan Bergstein, M.D.
Chairman, President and Chief Executive Officer
750 Lexington Avenue
Eleventh Floor
New York, New York 10022
(646) 502-2311
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Graham Robinson Faiz Ahmad Skadden, Arps, Slate, Meagher & Flom LLP 500 Boylston Street, 23rd Floor Boston, Massachusetts 02116 (617) 573-4800	Matthew Mamak Alston & Bird LLP 90 Park Avenue New York, New York 10016 (212) 210-1256

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.    SUBJECT COMPANY INFORMATION

Name and Address

        The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this "Schedule 14D-9") relates is Stemline Therapeutics, Inc., a Delaware corporation ("Stemline"). The address of Stemline's principal executive office is 750 Lexington Avenue, Eleventh Floor, New York, New York 10022, and its telephone number is (646) 502-2311.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is Stemline's common stock, par value $0.0001 per share. As of the close of business on May 11, 2020, there were 52,510,785 shares of common stock issued and outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

        The name, business address and business telephone number of Stemline, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in "Item 1. Subject Company Information—Name and Address."

Tender Offer

        This Schedule 14D-9 relates to a tender offer by Mercury Merger Sub, Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Berlin-Chemie AG, a company formed under the laws of Germany ("Parent"), and an indirect wholly owned subsidiary of A. Menarini -Industrie Farmaceutiche Riunite - S.r.l., a company formed under the laws of Italy ("Menarini" and together with its subsidiaries, the "Menarini Group") to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of Stemline for (i) $11.50 per Share, net to the seller in cash, without interest (the "Cash Amount"), plus (ii) one (1) contingent value right per Share (a "CVR" and the Cash Amount plus one (1) CVR collectively, the "Offer Price") and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2020 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (as amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"). Each CVR represents the right to receive (i) $1.00 in cash or (ii) for each Share subject to a stock option with an exercise price above $11.50 but below $12.50, the amount in cash equal to the excess of $12.50 over the per Share exercise price of such stock option (collectively, the "Milestone Payment"), net to the seller in cash, without interest, if the milestone set forth in the Contingent Value Rights Agreement (the "CVR Agreement") is achieved.

        The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the "Schedule TO"), filed by Menarini, Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on May 12, 2020. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference. The Offer to Purchase and form of Letter of Transmittal are being mailed to Stemline's stockholders together with this Schedule 14D-9.

        The Offer is being made pursuant to an Agreement and Plan of Merger (as it may be amended or supplemented, the "Merger Agreement"), dated May 3, 2020, among Stemline, Purchaser and Parent, pursuant to which, among other matters, after the completion of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into Stemline (the "Merger") pursuant to Section 251(h) of the General Corporation Law of the state of Delaware, as amended (the "DGCL"), with Stemline continuing as the surviving corporation in the Merger (the "Surviving Corporation") and as a wholly owned subsidiary of Parent, without a meeting or vote of stockholders of Stemline. At the effective time of the Merger (the "Effective Time"), the Shares not tendered pursuant to the Offer (other than (i) Shares held by Stemline (or in Stemline's treasury), (ii) Shares held by Parent, Purchaser or any subsidiary of Parent (collectively, the "Excluded Shares") or (iii) Shares held by stockholders of Stemline who have perfected their statutory rights of appraisal under DGCL (the "Dissenting Shares")) will each be converted into the right to receive the Offer Price (the "Merger Consideration" and each of the Merger Consideration and the Offer Price, as applicable, the "Consideration"), in each case without interest thereon and subject to any withholding of taxes. The treatment of equity awards under Stemline's benefit plans, including stock options, is discussed below in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Stemline and its Executive Officers, Directors and Affiliates." A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares, if any, beneficially owned by Parent and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the "Minimum Condition"); (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and (iii) those other conditions set forth in Annex I to the Merger Agreement and further summarized in Section 13 of the Offer to Purchase (collectively, the "Offer Conditions").

        The Offer will initially expire at one minute after 11:59 p.m. Eastern Time on the date that is twenty (20) business days following the commencement of the Offer, unless otherwise agreed to in writing by Parent and Stemline. The expiration date may be extended under the following circumstances: (i) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable, Parent and Purchaser may, in their sole discretion (and without the consent of Stemline or any other person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time for: (A) the minimum period required by any applicable securities law, rule or regulation, or any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer, and (B) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act has expired or been terminated; and (iii) if, as of the then-scheduled expiration date, any Offer Condition is not satisfied and has not been waived, at the request of Stemline, Purchaser will, and Parent will cause Purchaser to, extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. In no event will Parent or Purchaser: (i) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and August 3, 2020 (such earlier occurrence, the "Extension Deadline"); (ii) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of Stemline; or (iii) be required to extend the Offer beyond the then-existing expiration date for more than three (3) consecutive additional periods not to exceed an aggregate of thirty (30) business days, if, as of the applicable expiration date, all of the Offer Conditions are satisfied or have been waived other than the Minimum Condition and conditions that by their nature are to be satisfied at the expiration of the Offer. Subject to the valid termination of the Merger Agreement in compliance with its terms, the Offer may not be withdrawn prior to the Extension Deadline without the prior written consent of Stemline.

        As set forth in the Schedule TO, the address of the principal executive office of Menarini is Via Sette Santi, 3-50131-Firenze (Firenze) Italy. The telephone number of Menarini is +39 055 56801. The address of Parent and Purchaser is Glienicker Weg 125, 12489 Berlin, Germany. The telephone number of each of Parent and Purchaser is +49 30 6707-0.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Stemline, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Stemline or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Stemline (the "Stemline Board") was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Purchaser and Their Affiliates

Merger Agreement

        On May 3, 2020, Stemline, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

        The Merger Agreement governs the contractual rights among Stemline, Parent and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Stemline's stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Stemline to Parent and Purchaser and representations and warranties made by Parent and Purchaser to Stemline. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Stemline, Parent or Purchaser in Stemline's public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Stemline to Parent and Purchaser in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Stemline, Parent and Purchaser, rather than establishing matters of fact. Additionally, such representations and warranties may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Stemline, Parent or Purchaser. Stemline's stockholders are not third-party beneficiaries of the Merger Agreement, except with respect to their right to receive the Offer Price following the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer (the "Offer Acceptance Time") or to receive the Merger Consideration at and after the Effective Time, and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Stemline, Parent, Purchaser or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Stemline's or Parent's public disclosure.

        The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement

        Concurrently with the execution and delivery of the Merger Agreement, certain stockholders (each a "Tendering Stockholder"), including certain executive officers and all of Stemline's directors, each entered into a Tender and Support Agreement (together, the "Tender Agreements") with Parent and Purchaser, pursuant to which the Tendering Stockholder agreed, among other things, to tender his Shares pursuant to the Offer and, if necessary, vote his Shares: (i) for the adoption of the Merger Agreement if required; (ii) for any matter necessary to the consummation of the transactions contemplated by the Merger Agreement (the "Transactions") if required; (iii) against any action or agreement that is intended or would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Stemline contained in the Merger Agreement, or of any Tendering Stockholder contained in the Tender Agreements, or would result in any of the conditions to the Offer or the Merger not being timely satisfied; (iv) against any change in the Stemline Board; (v) against any Acquisition Proposal (as defined in the Merger Agreement) or any Product Transaction Proposal (as defined in the Merger Agreement); (vi) against the adoption of any acquisition agreement providing for the consummation of a transaction for a Superior Offer (as defined in the Merger Agreement); (vii) against any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Stemline (other than the Merger); (viii) against any sale, lease, license or transfer of a material amount of the business or assets, or any reorganization, recapitalization or liquidation, of Stemline and its subsidiaries; (ix) against any change in the present authorized capitalization of Stemline or any amendment or other change to Stemline's organization documents, including any amendment to the certificate of incorporation that would authorize any additional shares or classes of shares of capital stock or change in any manner the rights and privileges, including voting rights, of any class of Stemline's capital stock; (x) against any other plan, proposal, arrangement, action, agreement or transaction involving Stemline or its subsidiaries that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer, the Merger or the other Transactions; and (xi) against any commitment or agreement to take any action inconsistent with any of the foregoing.

        As of May 11, 2020, approximately 5.20% of the outstanding Shares are subject to the Tender Agreements. The Tender Agreements will terminate in the event that the Merger Agreement is terminated.

        The foregoing summary and description of the material terms of the Tender Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Form of Tender Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Nondisclosure Agreement

        Menarini and Stemline entered into a nondisclosure agreement effective July 19, 2019 (the "Nondisclosure Agreement"), in connection with the consideration by the Menarini Group of a possible business opportunity with Stemline. Under the terms of the Nondisclosure Agreement, each party agreed, subject to certain exceptions, to keep confidential certain confidential or nonpublic information relating to the other, including the existence and content of any discussions in connection with a possible transaction, for a period lasting up to eight (8) years from the date of the Nondisclosure

Agreement. For further discussion, see "Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger."

        The foregoing summary and description of the material terms of the Nondisclosure Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Nondisclosure Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Exclusivity Agreement

        On April 13, 2020, Menarini and Stemline entered into an exclusivity agreement (the "Exclusivity Agreement") pursuant to which Stemline agreed that from the date thereof until 11:59 p.m. Eastern Time on May 4, 2020, Stemline would not, and would cause its representatives not to, (i) directly or indirectly solicit, initiate, encourage, induce or facilitate any Competing Transaction Proposal (as defined below) or any inquiry or proposal that would reasonably be expected to lead to a Competing Transaction Proposal, (ii) directly or indirectly participate in any discussions or negotiations with any person regarding, or furnish to any person any information with respect to, any Competing Transaction Proposal or take any other action to facilitate any inquiry or the making of any proposal that constitutes or would reasonably be expected to lead to a Competing Transaction Proposal or (iii) grant any waiver or consent under, amend any of the terms of, or terminate any standstill, confidentiality, non-use or similar obligation any person may have to Stemline or any of its affiliates.

        For purposes of the Exclusivity Agreement, "Competing Transaction Proposal" means, other than a transaction with Menarini, any proposal or offer with respect to any (i) sale, lease, contribution or other disposition, directly or indirectly of any business or assets of Stemline representing 15% or more of its the consolidated revenues, net income or assets of Stemline and its subsidiaries, taken as a whole, (ii) issuance, sale or other disposition, directly or indirectly, to any person or group of securities representing 15% or more of the voting power of Stemline, (iii) transaction in which any person shall acquire, directly or indirectly, beneficial ownership of securities representing 15% or more of the voting power of Stemline, (iv) any licensing, sublicensing, co-development, co-promotion or similar arrangement with respect to ELZONRIS or any pipeline candidate (or the intellectual property rights relating thereto) of Stemline or any of its subsidiaries in any jurisdiction, in each case, that would be material to Stemline, or (v) any combination of the foregoing.

        The foregoing summary and description of the material terms of the Exclusivity Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Arrangements Between Stemline and its Executive Officers, Directors and Affiliates

        Certain of Stemline's executive officers and directors have financial interests in the Transactions that are different from, or in addition to, the interests of holders of Shares generally. The Stemline Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the Transactions, as more fully discussed below in "Item 4. The Solicitation or Recommendation—Recommendation of the Stemline Board" and "Item 4. The Solicitation or Recommendation—Reasons for the Recommendation."

        For further information with respect to the arrangements between Stemline and its named executive officers, see the information included under "Item 8. Additional Information—Golden Parachute Compensation" (which is hereby incorporated into this Item 3 by reference).

        Stemline's current executive officers are as follows:

Name	Position
Ivan Bergstein	President, Chief Executive Officer and Chairman of the Board of Directors
Kenneth Hoberman	Chief Operating Officer
David G. Gionco	Senior Vice President of Finance and Chief Accounting Officer
Robert Francomano	Chief Commercial Officer

Cash Consideration Payable for Outstanding Shares Pursuant to the Offer or the Merger

        If Stemline's executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of Stemline. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions to the Offer are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of Stemline. As of May 7, 2020, the executive officers and directors of Stemline beneficially owned, in the aggregate, 2,727,956 Shares (which, for this purpose, excludes Shares underlying Company Options (as defined below, whether or not currently exercisable), Company RSUs and Restricted Shares (both as defined below)).

        The following table sets forth the number of Shares (which, for this purpose, excludes Shares underlying Company Options (whether or not currently exercisable), Company RSUs and Restricted Shares) beneficially owned as of May 7, 2020, by each of Stemline's executive officers and directors and the aggregate cash consideration and contingent consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. Each of these Shares will be entitled to the right to receive one (1) CVR per Share if such Shares are tendered in the Offer or otherwise converted into the Merger Consideration pursuant to the Merger.

Name	Number of Shares Owned	Cash Consideration Payable in Respect of Shares	Contingent Consideration Payable in Respect of Shares(1)
Ivan Bergstein	2,042,301	$23,486,461.50	$2,042,301.00
Kenneth Hoberman	401,067	$4,612,270.50	$401,067.00
David G. Gionco	68,321	$785,691.50	$68,321.00
Robert Francomano	56,348	$648,002.00	$56,348.00
Ron Bentsur	29,241	$336,271.50	$29,241.00
Darren Cline	6,823	$78,464.50	$6,823.00
Alan Forman	61,193	$703,719.50	$61,193.00
Daniel Hume	6,823	$78,464.50	$6,823.00
Mark Sard	22,823	$262,464.50	$22,823.00
Kenneth Zuerblis	33,016	$379,684.00	$33,016.00
All of Stemline's current directors and executive officers as a group (10 persons)	2,727,956	$31,371,494.00	$2,727,956.00

(1)
Amount payable in respect of CVRs, assuming that the total payments under the CVR for each Share will be $1.00 per Share. As explained herein, the CVR payment is conditioned on the achievement of the milestone set forth in the CVR Agreement, which may or may not be achieved.

Treatment of Equity Awards in the Transactions

        The Merger Agreement provides that, at the Effective Time, subject to any required withholding taxes, each compensatory option to purchase Shares (a "Company Option") that is then outstanding and unexercised whether or not vested, and has a per Share exercise price that is less than the Cash Amount (each, an "In-The-Money Option"), will be cancelled and converted into the right to receive both (i) a cash payment equal to (A) the excess of (x) the Cash Amount over (y) the exercise price payable per Share under such In-The-Money Option, multiplied by (B) the total number of Shares subject to such In-The-Money Option immediately prior to the Effective Time and (ii) one (1) CVR for each Share subject to such In-The-Money Option immediately prior to the Effective Time (in each case without regard to vesting).

        The Merger Agreement also provides that, at the Effective Time, each Company Option other than an In-The-Money Option that is then outstanding and unexercised, whether or not vested (each, an "Out-Of-The-Money Option"), will be cancelled and converted into the right to receive a cash payment, if any, from Parent with respect to each Share subject to the Out-Of-The-Money Option upon the achievement of the Milestone (as defined in the CVR Agreement) occurring pursuant to the CVR Agreement, equal to the amount by which $12.50 exceeds the exercise price payable per Share under such Out-Of-The-Money Option multiplied by the applicable number of Shares subject to the Out-Of-The-Money Option. Any Out-Of-The-Money Options with an exercise price payable per Share equal to or greater than $12.50 will be cancelled at the Effective Time without any consideration payable in respect thereof.

        The Merger Agreement provides that, subject to any required withholding taxes, at the Effective Time, each time-based restricted stock unit with respect to Shares (each a "Company RSU") that is then outstanding, whether or not vested, will be cancelled and the holder will be entitled to receive (i) a cash payment equal to the product of (A) the Cash Amount and (B) the number of Shares subject to such Company RSU and (ii) one (1) CVR for each Share subject to such Company RSU immediately prior to the Effective Time (in each case without regard to vesting).

        The Merger Agreement also provides that, subject to any required withholding taxes, at the Effective Time, each Share subject to vesting and employment based forfeiture conditions (each a "Restricted Share") that is then outstanding, whether or not vested, will be cancelled and the holder will be entitled to receive (i) a cash payment equal to the Cash Amount and (ii) one (1) CVR for each Restricted Share immediately prior to the Effective Time (in each case without regard to vesting).

        The following table sets forth, for each of Stemline's executive officers and directors, (i) the number of vested and unvested In-The-Money Options held as of May 1, 2020, and (ii) the estimated cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the excess of $11.50 over the exercise price of such In-The-Money Options by the total number of Shares subject to such In-The-Money Options, assuming that all such In-The-Money Options remain outstanding as of the Effective Time. Each Share subject to an In-The-Money Option will also entitle the holder to receive one (1) CVR, with the total number of CVRs each individual is entitled to receive with respect to his Company Options reflected in the table below. Each applicable Out-Of-The-Money Option will be eligible for a cash payment (deducting the applicable exercise price) as if the holder received one (1) notional (or "phantom") CVR for each Share subject to any applicable Out-Of-The-Money Option. For purposes of this table, the cash value that is assigned to each CVR is $1.00 (including in the case of CVR-related payments in respect of Out-Of-The-Money Options), which is the maximum amount payable under a CVR.

Name of Executive Officer or Director	Number of Shares Subject to Vested In- The-Money Options (#)	Cash Consideration for Vested In-The- Money Options ($)	Number of Shares Subject to Unvested In- The-Money Options (#)	Cash Consideration for Unvested In-The-Money Options ($)	Number of CVRs Issued in Respect of In-The- Money Options (#)	Maximum Cash Payment for CVRs Issued in Respect of In-The- Money Options ($)	Number of Phantom CVRs in Respect of Out-Of- The-Money Options (#)	Maximum Cash Payment for Phantom CVRs in Respect of Out-Of-The- Money Options ($)
Ivan Bergstein	627,756	4,889,439	—	—	627,756	627,756	—	—
Kenneth Hoberman	69,058	468,398	—	—	69,058	69,058	—	—
David G. Gionco	45,102	332,853	—	—	45,102	45,102	—	—
Robert Francomano	37,500	64,125	12,500	21,375	50,000	50,000	—	—
Ron Bentsur	85,104	465,366	—	—	85,104	85,104	—	—
Darren Cline	—	—	—	—	—	—	—	—
Alan Forman	58,000	239,680	—	—	58,000	58,000	—	—
Daniel Hume	—	—	—	—	—	—	—	—
Mark Sard	—	—	—	—	—	—	—	—
Kenneth Zuerblis	50,000	206,620	8,000	33,060	58,000	58,000	—	—

        The following table sets forth, for each of Stemline's executive officers and directors, (i) the number of Company RSUs and Restricted Shares held as of May 1, 2020, and (ii) the cash consideration payable (on a pre-tax basis) in respect thereof, calculated by multiplying the number of Shares subject to such Company RSU and Restricted Shares by $11.50, assuming that all such Company RSUs and Restricted Shares remain outstanding and unvested as of the Effective Time. Each Share subject to a Company RSU and each Restricted Share will also entitle the holder to receive one (1) CVR, with the total number of CVRs each individual is entitled to receive with respect to his Company RSUs and Restricted Shares reflected in the table below (determined at the maximum level of performance). For purposes of this table, the cash value that is assigned to each CVR is $1.00, which is the maximum amount payable under the CVR.

Name of Executive Officer or Director	Number of Shares Subject to Company RSUs/Restricted Shares (#)	Cash Consideration for Company RSUs/Restricted Shares ($)	Number of CVRs Issued in Respect of Company RSUs/Restricted Shares (#)	Maximum Cash Payment for CVRs Issued in Respect of Company RSUs/Restricted Shares ($)
Ivan Bergstein	982,035	11,293,403	982,035	982,035
Kenneth Hoberman	973,285	11,192,778	973,285	973,285
David G. Gionco	259,557	2,984,905	259,557	259,557
Robert Francomano	146,303	1,682,485	146,303	146,303
Ron Bentsur	37,105	426,708	37,105	37,105
Darren Cline	28,645	329,418	28,645	28,645
Alan Forman	27,105	311,708	27,105	27,305
Daniel Hume	28,645	329,418	28,645	28,645
Mark Sard	28,645	329,418	28,645	28,645
Kenneth Zuerblis	27,105	311,708	27,105	27,105

Treatment of Purchase Rights under the Company ESPP

        Stemline's executive officers (other than Mr. Ivan Bergstein), together with certain other employees, are eligible to participate in Stemline's 2015 Employee Stock Purchase Plan (the "Company ESPP"). Currently, Mr. Robert Francomano is the only executive officer participating in the Company ESPP. The Company ESPP provides for offering periods of three (3) months in duration. Participants in an offering period are granted the right to purchase Shares at a price per share that is 85% of the lesser of the fair market value of the shares at (i) the first day of the offering period or (ii) the end of each purchase period within the offering period. A maximum of 5,000 Shares may be purchased by a participant in any offering period. The offering period in effect as of the date of the filing of this Schedule 14D-9 is scheduled to end on May 31, 2020 (the "Current Offering Period").

        Pursuant to the terms of the Merger Agreement, Stemline is required take all actions necessary pursuant to the terms of the Company ESPP to provide that (i) no new offering period will be commenced following May 3, 2020, under the Company ESPP, (ii) each purchase right issued pursuant to the Company ESPP will be fully exercised on May 31, 2020, but in any event no later than five (5) business days prior to the Effective Time (the "Final Exercise Date") and (iii) the Company ESPP will terminate immediately prior to the Offer Acceptance Time and no further rights will be granted or exercised under the Company ESPP thereafter.

        Therefore, upon the Final Exercise Date, the final purchase of Shares under the Company ESPP will occur at a per Share purchase price equal to the lower of (i) $5.12 (85% of the closing stock price on February 28, 2020, the first trading day of the Current Offering Period) and (ii) 85% of the closing stock price on the Final Exercise Date. With respect to each participant who has not withdrawn from the Company ESPP prior to the Final Exercise Date, Stemline will apply such participant's accumulated contributions to the purchase of Shares at the per Share price described above.

Potential Severance Under Employment Agreements

        Each of Ivan Bergstein, Stemline's President and Chief Executive Officer, Kenneth Hoberman, Stemline's Chief Operating Officer, David G. Gionco, Stemline's Senior Vice President of Finance and Chief Accounting Officer and Robert Francomano, Stemline's Chief Commercial Officer, has an employment agreement with Stemline. These employment agreements, except the employment agreement of Mr. Francomano, provide, among other things, for severance in the event of a qualifying termination of the applicable executive's employment.

Ivan Bergstein

        Dr. Bergstein's employment agreement provides that if Stemline terminates Dr. Bergstein's employment without "cause" or if he terminates his employment with Stemline for "good reason" (each as defined in his employment agreement) in anticipation of or within the one (1) year period immediately following a change in control (which will occur upon consummation of the Transactions), Stemline is obligated to pay Dr. Bergstein a lump sum cash payment equivalent to 2.99 times the aggregate of his then-current base salary and target annual performance bonus (less any severance amounts already received).

Kenneth Hoberman

        Mr. Hoberman's employment agreement provides that in the event that (i) Stemline terminates his employment without "cause" or (ii) he resigns from his employment for "good reason" (each as defined in his employment agreement), Mr. Hoberman will be entitled to a lump sum cash severance payment in an amount equal to eighteen (18) months of his then current base salary plus 1.5 times his target annual performance bonus, accelerated vesting on all outstanding equity awards and reimbursement for a portion of the premiums for continuing healthcare coverage under COBRA for a period of eighteen (18) months.

David G. Gionco

        Mr. Gionco's employment agreement provides that (i) if Stemline terminates Mr. Gionco's employment without "cause" or (ii) if he resigns his employment for "good reason" (each as defined in his employment agreement), he will be entitled to a severance payment equal to twelve (12) months' base salary and reimbursement for a portion of the premiums for continuing healthcare coverage under COBRA for a period of twelve (12) months.

Severance Plan

        Stemline has adopted the Stemline Change in Control Severance Plan (the "CIC Severance Plan"), which covers certain employees, including Mr. Francomano. If Mr. Francomano's employment is terminated, either by Stemline without "cause" or by Mr. Francomano for "good reason" (each as defined in the CIC Severance Plan), Mr. Francomano will be entitled to nine (9) months of salary continuation, a pro-rated annual bonus for the year of termination and reimbursement of COBRA premiums.

        The estimated value of severance payments and benefits for Stemline's executive officers is set forth below in the tables entitled "Golden Parachute Compensation" under "Item 8. Additional Information—Golden Parachute Compensation—Information Regarding Golden Parachute Compensation."

Cash Retention Program

        Stemline has established a retention program in connection with the Transactions, in which Mr. Gionco and Mr. Francomano participate. The program provides for payment of certain retention amounts if a participating employee remains employed with Stemline upon (i) the consummation of the Transactions (20% of the potential retention payment), (ii) the six (6) month anniversary of the consummation of the Transactions (30% of the potential retention payment) and (iii) the twelve (12) month anniversary of the consummation of the Transactions (50% of the potential retention payment). The maximum amount Mr. Gionco may receive under the program is $343,967 and the maximum amount Mr. Francomano may receive is $343,200.

Parent Post-Effective Time Covenants

        Pursuant to the Merger Agreement, Parent has agreed that for a period of one (1) year following the Effective Time, each employee of Stemline or its subsidiaries who remains employed following the Effective Time (each, a "Continuing Employee") will be provided with (i) a base salary or wage rate and annual bonus opportunities that are no less than that provided to such Continuing Employee immediately prior to the Offer Acceptance Time, (ii) retirement and employee benefits that, in the aggregate, are no less favorable than those provided to such Continuing Employee immediately prior to the Offer Acceptance Time and (iii) severance benefits that are no less favorable than those that would have been provided to such Continuing Employee had such termination occurred prior to the Effective Time.

Future Arrangements

        It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established, other than as described herein.

Rule 14d-10(d) Matters

        The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of the Stemline Board (the "Compensation Committee") will approve, as an "employment compensation, severance or other employee benefit arrangement" within the meaning of Rule 14d-10(d)(2) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), each agreement, arrangement or understanding between Purchaser, Stemline or their respective affiliates and any of the officers, directors or employees of Stemline or its subsidiaries that is effective as of the date of the Merger Agreement or is entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 16 Matters

        Pursuant to the Merger Agreement, Stemline and the Stemline Board will take appropriate actions, to the extent necessary, prior to or as of the Offer Acceptance Time, to approve, for purpose of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition or cancellation of Shares, Company Options, Company RSUs and Restricted Shares in the Merger by applicable individuals and to cause such disposition and/or cancellation to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

        Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by current law.

        Stemline's amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, Stemline's directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

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  for any breach of the director's duty of loyalty to Stemline or its stockholders;

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  for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

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  for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or

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  for any transaction from which the director derived an improper personal benefit.

        Stemline's amended and restated certificate of incorporation also provides that Stemline will indemnify its directors and officers to the fullest extent permitted by the DGCL.

        The Merger Agreement provides for indemnification, advancement of expenses and exculpation from liabilities in favor of Stemline's current and former directors and officers for acts or omissions occurring at or prior to the Effective Time. Specifically, Parent has agreed that all rights and obligations to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement, as provided in Stemline's governing documents or in any agreement between Stemline and its directors or officers, in favor of each person who is as of the date of the Merger Agreement or was at any time prior to the date of the Merger Agreement a director or officer of Stemline, will continue in full force and effect in accordance with their terms for a period of six

(6) years from the Effective Time with respect to all acts or omissions taken or not taken prior to the Effective Time.

        In addition, the Merger Agreement provides that during the period commencing at the Effective Time and for a period of six (6) years thereafter, Parent shall cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agreed that it will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement or who becomes prior to the Effective Time a director or officer of Stemline or is as of the date of the Merger Agreement or who thereafter commences prior to the Effective Time serving at the request of Stemline as a director or officer of another entity (the "Indemnified Persons"), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys' fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the transactions and actions contemplated therein), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Stemline or its subsidiaries or is or was serving at the request of Stemline as a director or officer of another entity, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under law.

        In addition, during the period commencing at the Effective Time and for a period of six (6) years from the Effective Time, Parent and the Surviving Corporation have agreed that they will cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by Stemline as of the date of the Merger Agreement or provide substitute policies for Stemline and its current and former directors and officers as of the date of the Merger Agreement in the amount and on terms not less favorable than maintained by Stemline as of the date of the Merger Agreement. However, in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by Stemline prior to the date of the Merger Agreement (the "Maximum Amount"). If the Surviving Corporation is unable to obtain such insurance because it would exceed the Maximum Amount, the Surviving Corporation will obtain as much comparable insurance as possible for the years within such six (6)-year period for a premium equal to the Maximum Amount. In lieu of such insurance, Stemline may purchase a "tail" directors' and officers' liability insurance policy for Stemline and its current and former directors and officers who were covered by the directors' and officers' liability insurance coverage as of the date of the Merger Agreement and as maintained by Stemline as of the date of the Merger Agreement, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors' and officers' liability insurance coverage maintained by Stemline as of the date of the Merger Agreement with respect to claims arising from facts or events that occurred at or before the Effective Time; provided, in no event shall the cost of any such tail policy exceed the Maximum Amount. If Stemline obtains such policy prior to the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain such policy in full force and effect for its full term and will continue to honor the obligations thereunder.

        The rights to indemnification, advancement of expenses and exculpation above (i) will survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger, (ii) are intended to benefit, and will be enforceable by, each indemnified or insured party (including the Indemnified Persons), his heirs, successors, assigns and representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification, advancement of expenses, exculpation or contribution that any such person may have by contract or otherwise.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION

Recommendation of the Stemline Board

        At a meeting of the Stemline Board held on May 3, 2020, the Stemline Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Stemline and its stockholders; (ii) declared that it is advisable for Stemline to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Stemline of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; and (v) resolved to recommend that Stemline's stockholders tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for other reasons described in more detail below, the Stemline Board unanimously recommends that Stemline's stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

        A joint press release, dated May 4, 2020, issued by Stemline and Parent announcing the Offer, is included as Exhibit (a)(1)(G) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

        The Stemline Board, together with Stemline's senior management team, regularly reviews Stemline's performance, growth prospects and overall strategic direction and evaluates potential opportunities to strengthen Stemline's business and enhance value for its stockholders. From time to time, these reviews and evaluations have included Stemline's strategy as a standalone company and potential opportunities for business combinations, partnerships, licensing arrangements, collaborations and other strategic transactions.

        In early 2018, representatives of BofA Securities, Inc. ("BofA Securities") introduced Stemline's Chief Executive Officer, Dr. Ivan Bergstein, and Stemline's Chief Operating Officer, Kenneth Hoberman, to representatives of Party A. From time to time since such introduction, representatives of Stemline and Party A have engaged in discussions regarding potential commercial opportunities. Separately, representatives of Stemline have engaged in discussions with various other parties to consider regional licensing opportunities for ELZONRIS.

        On February 20, 2019, Stemline and Party A entered into a confidentiality agreement for the purpose of discussing strategic partnerships and licensing transactions, which agreement did not contain a standstill provision.

        On March 5, 2019, representatives of Party A met with representatives of Stemline at Stemline's offices in New York to discuss a potential partnership for the commercial launch of ELZONRIS.

        On June 5, 2019, following an unsolicited meeting request from Menarini, Peter McDonald, Senior Vice President, Corporate and Business Development at Stemline, and Enrique Poradosu, Senior Vice President, Business and Strategic Development at Stemline, met with Andreas Di Egidio, Business Development and Leadership Manager at Menarini, and Daniela Fattori, Senior Licensing Manager at Menarini, at the BIO International Conference in Philadelphia, at which time the parties expressed interest in a potential regional partnership, in particular due to Menarini's strong infrastructure in Europe.

        On July 16, 2019, Mr. Di Egidio followed up with Dr. Poradosu by email to express Menarini's strong interest in a potential partnership transaction with respect to ELZONRIS in Europe, Latin America and Asia. Stemline and Menarini exchanged drafts of a confidentiality agreement to explore a potential partnership, but such confidentiality agreement was not entered into at that time.

        In the Fall of 2019, certain representatives of PJT Partners LP ("PJT Partners") were introduced to Elcin Barker Ergun, Chief Executive Officer of Menarini, which led to discussions with representatives of PJT Partners in which Menarini expressed interest in commercial-stage oncology companies. Representatives of PJT Partners indicated that they had relationships with several such companies, including Stemline.

        On November 12, 2019, Mr. McDonald and Matthew Hoberman, Manager, Corporate Development at Stemline, met with Mr. Di Egidio and Maria Sala, Director, Global Corporate Licensing at Menarini, at the BIO-Europe 2019 meeting in Hamburg, Germany. During this meeting, Mr. McDonald and Mr. Matthew Hoberman provided an update on Stemline's commercialization efforts with respect to ELZONRIS in the United States, the ongoing clinical trials of ELZONRIS in various indications, and the status of the marketing authorization application for ELZONRIS in Europe and Stemline's plans for commercialization in Europe. Following the meeting, representatives of Menarini suggested a follow up meeting at the J.P. Morgan Healthcare conference in January 2020 to continue discussions regarding ELZONRIS.

        On December 16, 2019, during a call with representatives of PJT Partners, Ms. Barker Ergun expressed Menarini's interest in exploring a potential transaction with Stemline.

        Later on December 16, 2019, a representative of PJT Partners contacted Mr. Kenneth Hoberman and conveyed that he had been in contact with Ms. Barker Ergun, and that Ms. Barker Ergun had expressed interest in exploring a potential transaction with Stemline. Mr. Kenneth Hoberman discussed Menarini's request with Dr. Bergstein and subsequently requested that PJT Partners make an introduction. Representatives of PJT Partners then set up a meeting between Stemline and Menarini for January 14, 2020, during the J.P. Morgan Healthcare Conference.

        On January 14, 2020, Dr. Bergstein, Mr. Kenneth Hoberman, Mr. McDonald and Stemline's Chief Commercial Officer, Robert Francomano, met with Ms. Barker Ergun to discuss the business of Stemline as well as the possibility of a partnership between the companies, including a potential acquisition of Stemline. The parties agreed each would be open to further discussion and agreed to continue interactions through representatives of PJT Partners.

        On February 7, 2020, Stemline and Menarini executed a version of the previously exchanged confidentiality agreement with an effective date of July 19, 2019, which agreement did not contain a standstill provision.

        On February 13, 2020, Ms. Barker Ergun contacted Dr. Bergstein to inform him that Menarini had engaged Goldman Sachs International ("Goldman Sachs"), Fried, Frank, Harris, Shriver & Jacobson LLP ("Fried Frank"), and LEK Consulting as advisors to assist in evaluating a potential transaction with Stemline. On February 14, 2020, Ms. Barker Ergun also contacted representatives of PJT Partners to inform them of the same.

        On February 25, 2020, representatives of PJT Partners met with Dr. Bergstein, Mr. Kenneth Hoberman and Mr. McDonald at Stemline's offices in New York, at which time representatives of PJT Partners provided a general overview of a proposed process and timeline for a potential acquisition of Stemline by Menarini, should the Stemline Board wish to pursue such a transaction.

        Also on February 25, 2020, representatives of Goldman Sachs reached out to representatives of PJT Partners to discuss the potential submission by Menarini of a non-binding indication of interest to acquire Stemline and to request that Stemline provide Menarini with certain due diligence information regarding the business of Stemline and a management presentation to allow Menarini to be in a position to submit such an indication of interest.

        On February 27, 2020, the Stemline Board held a meeting, which included Mr. Kenneth Hoberman, David Gionco, Chief Accounting Officer of Stemline, Mr. McDonald and Dr. Poradosu,

and representatives of Stemline's legal counsel at Alston & Bird LLP ("Alston"), and Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden"). At the meeting, members of management updated the Stemline Board on recent interactions in connection with potential strategic transactions Stemline was considering, including potential acquisition interest by Menarini and a potential partnering or stock-for-stock combination transaction with Party A, and various regional partnerships. The Stemline Board directed management to continue pursuing all options.

        On February 28, 2020, Menarini submitted a list of initial diligence requests to Stemline, including requests for commercial, clinical and financial information.

        On March 3, 2020, representatives of Goldman Sachs contacted representatives of PJT Partners to express Menarini's continued interest in pursuing an acquisition of Stemline, Menarini's thoughts regarding process and timing for such a transaction and an explanation of Menarini's diligence requests. At the direction of Stemline, representatives of PJT Partners indicated that Menarini could review publicly available information with respect to Stemline and that only limited non-public information would be made available until such time as Menarini provided a proposal that the Stemline Board found compelling enough to warrant providing additional information.

        Also on March 3, 2020, Dr. Bergstein received a call from the Chief Executive Officer of Party A, during which Party A indicated that it was interested in a possible stock-for-stock combination with Stemline. Dr. Bergstein and the Chief Executive Officer of Party A agreed to meet in the coming weeks.

        On March 11, 2020, Stemline granted representatives of Menarini and its advisors access to a virtual data room containing preliminary due diligence materials.

        On March 12, 2020, Dr. Bergstein and Mr. Kenneth Hoberman met with senior members of Party A, including the Chief Executive Officer and the Head of Business Development of Party A at Stemline's offices in New York to discuss potential partnership transactions for ELZONRIS. The representatives of each of Stemline and Party A presented on capabilities of their companies and agreed to discuss next steps with their respective boards of directors.

        On March 15, 2020, after informal discussions with members of the Stemline Board, Mr. Kenneth Hoberman contacted a representative of BofA Securities to request, on behalf of Stemline, that BofA Securities assist Stemline with its review and evaluation of its potential strategic alternatives, including discussions with Party A and Menarini. Also following discussion with the members of the Stemline Board, Stemline management directed Skadden, on behalf of Stemline, to obtain and evaluate customary disclosures from each of PJT Partners and BofA Securities with respect to their respective relationships with Stemline, Menarini and Party A.

        On March 18, 2020, members of Stemline's management team, including Dr. Bergstein, Mr. Kenneth Hoberman, Mr. Francomano, Mr. McDonald, Dr. Poradosu, Mr. Gionco, Christopher Brooks, Senior Vice President, Research and Development, Joan Connolly, Senior Vice President, Technical Operations, and Shay Shemesh, Head of Regulatory, conducted a management presentation for representatives of Menarini, including Ms. Barker Ergun, Ms. Sala and Mr. Di Egidio, by telephone. Between March 18, 2020, and March 27, 2020, members of Stemline's senior management team and functional heads responded to follow-up questions from representatives of Menarini regarding, among other things, historical performance of ELZONRIS in the United States, plans for expansion in Europe and Asia, new commercial initiatives for ELZONRIS in blastic plasmacytoid dendritic cell neoplasm (or "BPDCN"), expanded indications for ELZONRIS, product candidate pipeline update and regulatory and compliance matters.

        Between March 13, 2020 and March 24, 2020, Dr. Bergstein and Mr. Kenneth Hoberman spoke to Stemline's advisors at PJT Partners, BofA Securities and Skadden and to each member of the Stemline

Board to update them on recent interactions with Party A. The members of the Stemline Board expressed the view that Dr. Bergstein should request a written proposal from Party A.

        On March 25, 2020, following informal discussions with members of the Stemline Board and management, Dr. Bergstein contacted the Chief Executive Officer of Party A to request that Party A provide a written proposal for the Stemline Board's consideration.

        Between March 25, 2020 and March 27, 2020, at the direction of Stemline, representatives of BofA Securities and PJT Partners engaged in discussions, on behalf of Stemline, with representatives of Goldman Sachs regarding Menarini's diligence requests and transaction timeline.

        On March 27, 2020, representatives of Stemline hosted a second virtual management presentation for representatives of Menarini to discuss follow-ups from the March 18, 2020 management presentation. This management presentation was attended by Dr. Bergstein, Mr. Kenneth Hoberman and other representatives of Stemline, as well as Ms. Barker Ergun and other representatives of Menarini. Representatives of Goldman Sachs, BofA Securities and PJT Partners also attended.

        On March 29, 2020, representatives of Goldman Sachs called representatives of BofA Securities and PJT Partners to inform them that Menarini would be submitting an initial indication of interest.

        On March 30, 2020, Ms. Barker Ergun contacted Dr. Bergstein by telephone to reiterate Menarini's interest in Stemline and to let him know that Menarini would be submitting an indication of interest.

        Later that day, representatives of Goldman Sachs sent to representatives of BofA Securities and PJT Partners a non-binding proposal of Menarini to acquire all of the outstanding Shares through one of Menarini's subsidiaries at price of $10.00 per Share in cash, subject to Menarini's continuing due diligence review of Stemline (the "March 30 Proposal"). The March 30 Proposal represented a 127% premium to the March 27, 2020 closing Share price of $4.40 and expressly stated that Menarini did not require third-party financing. Menarini requested a 30-day exclusivity period to conduct its diligence.

        On March 31, 2020, the Stemline Board held a meeting, which included Mr. Kenneth Hoberman, Mr. Gionco, Mr. McDonald, Mr. Shemesh and Jeffrey Levitt, Vice President, Head of Legal Affairs and Compliance at Stemline. Representatives of BofA Securities, PJT Partners, Skadden and Alston were also present. At the meeting, in connection with the March 30 Proposal, management reviewed with the Stemline Board unaudited prospective financial information for Stemline for calendar years ending December 31, 2020 through December 31, 2031, as further described in the section "—Certain Financial Projections" below. Members of management presented the projections to the Stemline Board and described the assumptions upon which the projections were based. Following discussion, the Stemline Board approved the projections and instructed representatives of BofA Securities and PJT Partners to use such projections for purposes of their respective financial analyses.

        Between April 1 and April 7, 2020, members of Stemline management made available to Menarini additional diligence materials in the virtual data room, including with respect to Stemline's material contracts, financial information, employees, and intellectual property, among other things. Stemline continued to update the virtual data room in response to Menarini's ongoing diligence requests.

        On April 3, 2020, the Stemline Board held a meeting, which included Mr. Gionco, Mr. Kenneth Hoberman, Mr. Levitt, Mr. McDonald, Dr. Poradosu and Mr. Shemesh. Representatives of BofA Securities, PJT Partners, Skadden and Alston were also present. At the meeting, at the request of the Stemline Board, representatives of BofA Securities and PJT Partners reviewed with the Stemline Board certain preliminary financial information relating to Stemline. The Stemline Board then discussed possible responses to Menarini's March 30 Proposal and noted that the Stemline Board viewed the Shares as undervalued due to, among other things, effects of the COVID-19 pandemic, and that the Stemline Board had anticipated a higher offer from Menarini. The Stemline Board also discussed other potential strategic transactions, including ongoing preliminary discussions with Party A. The Stemline Board and management discussed the perceived ability of Party A to complete an acquisition of Stemline and that any transaction with Party A likely would be a stock-for-stock transaction that would not yield any cash consideration to Stemline stockholders. Following discussion, the Stemline Board directed BofA Securities and PJT Partners to convey to Goldman Sachs, on Stemline's behalf, that Menarini would need to improve its offer in order to engage with Stemline on a potential transaction. The Stemline Board directed BofA Securities and PJT Partners not to respond to Menarini's request for exclusivity at that time.

        On the morning of April 4, 2020, at the direction of the Stemline Board, representatives of BofA Securities and PJT Partners conveyed to Goldman Sachs, on Stemline's behalf, that Menarini would need to improve its offer in order for Stemline to be willing to engage with Menarini on a potential transaction.

        On April 5, 2020, Dr. Bergstein received an email from Party A indicating that Party A remained interested in a potential transaction involving Stemline and that its financial advisors had begun working on evaluating a transaction between the companies.

        On April 6, 2020, representatives of Goldman Sachs contacted representatives of BofA Securities and PJT Partners to inform them that Menarini intended to submit a revised offer.

        On April 7, 2020, Menarini submitted a revised non-binding proposal to acquire all of the outstanding Shares through one of Menarini's subsidiaries at price of $11.00 per Share and one contingent value right for $0.50 per Share in cash to be paid upon achievement of the first commercial sale of ELZONRIS in Europe on or prior to December 31, 2021 (the "April 7 Proposal"). The April 7 Proposal represented a 133% premium to the April 7, 2020 closing Share price of $4.73. In the April 7 Proposal, Menarini indicated its interest in announcing a transaction within 30 days and proposed entry into an exclusivity agreement in order to allow Menarini to commit necessary time and resources to complete diligence and enter into a definitive agreement on an expedited timeline. Representatives of Goldman Sachs also sent to representatives of BofA Securities and PJT Partners a proposed exclusivity agreement, requesting 30 days of exclusivity while Menarini pursued the potential transaction.

        On April 8, 2020, the Stemline Board held a meeting, which included Mr. Gionco, Mr. Kenneth Hoberman, Mr. Levitt, Mr. McDonald, Dr. Poradosu and Mr. Shemesh. Representatives of BofA Securities, PJT Partners, Skadden and Alston were also present. Stemline management, with the assistance of the legal and financial advisors, reviewed with the Stemline Board the terms of the April 7 Proposal, including Menarini's request for a 30-day exclusivity period. The Stemline Board discussed ongoing interactions with other potential counterparties, including Party A, various regional licensing opportunities, and Stemline's overall strategy if it chose not to engage in a transaction. The Stemline Board concluded that the April 7 Proposal did not provide enough value to merit granting exclusivity at that time. Following discussion, the Stemline Board instructed BofA Securities and PJT Partners to respond to Goldman Sachs, on Stemline's behalf, with a counteroffer of $12.50 per Share in cash and a contingent value right for $1.00 per Share in cash to be paid upon achievement of the first commercial sale of ELZONRIS in Europe on or prior to December 31, 2021 (the "Counteroffer").

        On April 9, 2020, at the direction of the Stemline Board, representatives of BofA Securities and PJT Partners called representatives of Goldman Sachs, on Stemline's behalf, and communicated that the April 7 Proposal was not a basis to grant exclusivity and that the Stemline Board had proposed the Counteroffer.

        On April 10, 2020, representatives of Goldman Sachs orally communicated to representatives of BofA Securities and PJT Partners a revised offer from Menarini of $11.50 per Share in cash and a contingent value right for $1.00 per Share in cash to be paid upon achievement of the first commercial sale of ELZONRIS in any one of the United Kingdom, France, Spain, Germany, or Italy after approval by the European Commission of a "marketing authorisation application" in the European Union, through the centralized procedure, that grants the right to sell, market and promote ELZONRIS in the European Union, on or prior to December 31, 2021 (the "April 10 Proposal") and reiterated Menarini's request for a 30-day exclusivity period. The April 10 Proposal represented a 120% premium to the April 9, 2020 closing Share price of $5.23.

        On April 11, 2020, the Stemline Board held a meeting, which included Mr. Gionco, Mr. Kenneth Hoberman, Mr. Levitt, Mr. McDonald, Dr. Poradosu and Mr. Shemesh. Representatives of BofA Securities, PJT Partners, Skadden and Alston were also present. At the meeting, representatives of BofA Securities and PJT Partners described the April 10 Proposal and noted that Goldman Sachs had indicated to BofA Securities and PJT Partners that, in Goldman Sachs' professional judgement, Menarini would be unlikely to increase its proposal beyond the April 10 Proposal. Representatives of BofA Securities and PJT Partners also conveyed that representatives of Goldman Sachs had indicated that counsel to Menarini would prepare a draft merger agreement based on recent precedent in the industry and that Menarini was prepared to move quickly to signing a definitive agreement. At the meeting, Dr. Bergstein noted that a call between Stemline and representatives of Party A had been scheduled for April 14, 2020, as a follow up to the March 25, 2020 call between Dr. Bergstein and the Chief Executive Officer of Party A. The Stemline Board discussed whether it was likely that Party A could be a credible buyer, the likelihood that Party A could consummate a transaction that would provide comparable value to Stemline's stockholders and whether Party A would reasonably be able to put forth a cash offer. The Stemline Board also considered the risk to the transaction if it chose to delay for any period of time to evaluate a competing offer from Party A. The Stemline Board confirmed its prior view that Party A likely would not be able to provide comparable value or certainty to Stemline stockholders relative to the Menarini offer, and that based on prior discussions of the parties any transaction with Party A would be unlikely to yield similar cash consideration to Stemline stockholders. The Stemline Board engaged in discussion regarding the pros and cons of continued negotiations with Menarini, and, following discussion, the Stemline Board authorized Dr. Bergstein to contact the Chief Executive Officer of Party A to indicate that Stemline would be pursuing other opportunities and authorized Stemline's management and advisors to move forward with the April 10 Proposal as presented. The Stemline Board further discussed Menarini's request for a 30-day exclusivity period, with the assistance of representatives of BofA Securities, PJT Partners and Skadden. The Stemline Board then authorized management and its advisors to agree, on behalf of Stemline, to an exclusivity period ending no later than the date of Stemline's quarterly earnings call, tentatively scheduled for the second week of May.

        Representatives of BofA Securities and PJT Partners then left the meeting. Representatives of Skadden discussed with the Stemline Board the summary of each of BofA Securities and PJT Partners' disclosure regarding certain relationships between each of BofA Securities and PJT Partners and certain of their affiliates, on the one hand, and Stemline and Menarini and certain of their affiliates, on the other hand, respectively, during the prior two years, which had been previously provided to the Stemline Board in advance of the meeting. Mr. Kenneth Hoberman reviewed with the Stemline Board the proposed engagement terms for each of BofA Securities and PJT Partners in connection with a potential transaction. Following discussion, the Stemline Board approved the engagement of each of BofA Securities and PJT Partners.

        Later on April 11, 2020, at the direction of the Stemline Board, representatives of BofA Securities and PJT Partners communicated to representatives of Goldman Sachs, on Stemline's behalf, that the Stemline Board was interested in moving forward with the April 10 Proposal and requested the April 10 Proposal be formalized in writing. At the direction of the Stemline Board, representatives of BofA Securities and PJT Partners further conveyed that the Stemline Board was open to entering into an exclusivity agreement with a more limited exclusivity period than the period that Menarini had previously proposed, noting to representatives of Goldman Sachs, as directed by Stemline, that

Stemline remained engaged in ongoing discussions with other potential counterparties. As directed by Stemline, representatives of BofA Securities and PJT Partners emphasized to representatives of Goldman Sachs the importance to the Stemline Board of confidentiality and efficiency in negotiating a transaction.

        On April 12, 2020, representatives of Goldman Sachs sent to representatives of BofA Securities and PJT Partners the April 10 Proposal in writing, including a proposed draft Exclusivity Agreement, requesting an exclusivity period through 11:59 p.m., New York City time, on May 4, 2020, with automatic extensions (i) to 11:59 p.m., New York City time, on May 6, 2020, in the event Menarini was continuing to work in good faith towards execution of a definitive transaction agreement and had reaffirmed its April 10 Proposal, and (ii) to 11:59 p.m., New York City time, on May 11, 2020, upon mutual agreement of Stemline and Menarini.

        Later on April 12, 2020, as directed by the Stemline Board, Dr. Bergstein had a call with the Chief Executive Officer of Party A to inform Party A that Stemline was considering other opportunities and that Dr. Bergstein would be unable to join a call that had been scheduled for April 14, 2020, as a follow up to the March 25, 2020 call between the parties. During this discussion, the Chief Executive Officer of Party A asked Dr. Bergstein whether Stemline would be entering into an agreement to be acquired and suggested that Party A could potentially be interested in acquiring Stemline, but would need more time to prepare a proposal. Dr. Bergstein said he would need to speak to the Stemline Board and Stemline's advisors and would get back to Party A.

        Immediately following the call with Party A, Dr. Bergstein and Mr. Kenneth Hoberman, in consultation with financial and legal advisors, contacted members of the Stemline Board to discuss whether to postpone entry into the Exclusivity Agreement in light of his discussion with Party A. After discussion, members of the Stemline Board confirmed their prior view that Party A would likely not be able to provide comparable value or certainty to Stemline stockholders relative to the Menarini offer and that there may be risk to the transaction with Menarini if Stemline chose to delay for any period of time to evaluate a competing offer from Party A.

        Later on April 12, 2020, Dr. Bergstein and Mr. Kenneth Hoberman had another call with the Chief Executive Officer of Party A and informed Party A that Stemline would be entering into an exclusivity agreement with another party and could no longer communicate.

        On April 13, 2020, at the direction of the Stemline Board, representatives of BofA Securities and PJT Partners communicated to representatives of Goldman Sachs that the Stemline Board was prepared to execute an exclusivity agreement and proceed with due diligence and negotiations of a potential transaction on the basis of the April 10 Proposal.

        Later on April 13, 2020, following negotiation between representatives of Skadden and Fried Frank, Stemline executed the Exclusivity Agreement.

        Beginning during the week of April 13, 2020, members of the Stemline management team, including Dr. Bergstein, Mr. Kenneth Hoberman and Mr. Gionco began to prepare a proposed retention plan for Stemline employees at the direction of Ron Bentsur, Chair of the Compensation Committee. Mr. Bentsur directed management to develop a retention and severance plan proposal that expressly excluded Dr. Bergstein and Mr. Kenneth Hoberman and would be implemented only in collaboration with Menarini. Over the next several weeks, Mr. Bentsur, Dr. Bergstein, Mr. Kenneth Hoberman and Mr. Gionco worked with Stemline's legal advisors to develop and discuss a retention plan for Stemline employees acceptable to Menarini.

        On April 14, 2020, representatives of Goldman Sachs provided to representatives of BofA Securities and PJT Partners: (i) a detailed diligence request list, including questions with respect to manufacturing, legal, finance, intellectual property, regulatory and compliance, tax, and human resources, among other matters and (ii) a calendar of proposed diligence calls leading up to the targeted signing of a definitive agreement on May 3, 2020.

        Between April 17, 2020, and April 24, 2020, at the direction of Stemline management, representatives of Stemline and Menarini conducted diligence calls on topics including manufacturing, intellectual property and legal, finance, tax and human resources. Representatives of Skadden, Alston, BofA Securities and PJT Partners were present for these calls.

        On April 19, 2020, representatives of Skadden received an initial draft of the Merger Agreement and form of CVR Agreement from representatives of Fried Frank. The initial draft of the Merger Agreement provided for a termination fee in the event that Stemline terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) of 4.5% of the equity value of Stemline.

        On April 20, 2020, representatives of Skadden received an initial draft of the Tender Agreement from representatives of Fried Frank.

        On April 24, 2020, on behalf of Stemline, representatives of Skadden shared with representatives of Fried Frank a schedule of proposed retention bonuses for key employees, payable over the course of 12 months following the consummation of the Merger.

        On April 26, 2020, Mr. Kenneth Hoberman and representatives of Skadden had a telephone call with Ennio Troiano, HR Director at Menarini, and representatives of Fried Frank to discuss the determination of participants and amounts for the proposed retention plan. Representatives of Stemline and Menarini discussed expanding the list of participants in the retention plan and altering the payment schedule such that larger amounts would be paid out later.

        On April 27, 2020, on behalf of Stemline, representatives of Skadden provided a draft of the disclosure schedules to the Merger Agreement to representatives of Fried Frank.

        Between April 19, 2020 and May 1, 2020, representatives of Skadden and representatives of Fried Frank discussed and exchanged drafts of the Merger Agreement, the form of CVR Agreement, the Tender Agreement and the disclosure schedules to the Merger Agreement. Among other items, the parties discussed the amount of the termination fee payable in the event that Stemline terminated the Merger Agreement to accept a Superior Offer (as defined in the Merger Agreement) and the other circumstances in which such fee would be payable, whether there would be expense reimbursement for Parent and the circumstances in which expense reimbursement would be payable, the requirement for Parent to use diligent efforts for the milestone under the CVR to be satisfied and the definition of such milestone. During those discussions, at the direction of Stemline, representatives of Skadden rejected Menarini's request for a termination fee of 4.5% of the equity value of Stemline.

        On April 30, 2020, Dr. Bergstein and Ms. Barker Ergun discussed implementation of the retention plan.

        Also on April 30, 2020, on behalf of Stemline, representatives of Skadden shared with representatives of Fried Frank a revised draft schedule of proposed retention bonuses, including a broader list of participants and adjustments to the payment schedule, as discussed between representatives of Stemline and Menarini.

        From April 30 and continuing through May 1, 2020, representatives of Fried Frank and Skadden resolved the material open terms on the Merger Agreement, the form of CVR Agreement, the Tender Agreement and the disclosure schedules, other than the amount of the termination fee. On May 1, 2020, at the direction of Stemline, representatives of Skadden proposed a termination fee of 3.0% of the equity value of Stemline. Representatives of Fried Frank indicated that Menarini would be prepared to reduce its request for a termination fee equal to 4.5% of the equity value of Stemline, but would not agree to a termination fee less than 3.75% of the equity value of Stemline (taking into account the amount payable under the CVR). Subsequently, at the direction of Stemline, representatives of Skadden indicated that Stemline would be prepared to agree to a termination fee at that level.

        On May 1, 2020, Dr. Bergstein, Mr. Kenneth Hoberman and representatives of Skadden had a telephone call with Mr. Troiano and representatives of Fried Frank to further discuss the proposed retention plan.

        On May 2, 2020, representatives of Fried Frank informed representatives of Skadden that Menarini had agreed to the proposed retention plan as discussed on May 1, 2020.

        On May 3, 2020, following negotiations between representatives of Skadden and Fried Frank, the parties agreed on the final form of Merger Agreement, CVR Agreement and Tender Agreement and finalized the disclosure schedules.

        Also on May 3, 2020, the Stemline Board held a meeting, which was attended by Mr. Kenneth Hoberman, Mr. Gionco, Mr. McDonald, Mr. Shemesh, Mr. Francomano, Dr. Poradosu and Mr. Levitt. Representatives of BofA Securities, PJT Partners, Skadden and Alston were also present. Representatives of Ropes & Gray LLP, litigation counsel to Stemline, also attended a portion of the meeting to provide an update on ongoing Stemline litigation matters. Representatives of Skadden reviewed with the Stemline Board their duties applicable to a sale of Stemline and described certain key legal terms of the Merger Agreement, the CVR Agreement and the Tender Agreement and a proposed amendment to Stemline's bylaws to include a forum selection provision. Representatives of Skadden also reviewed with the Stemline Board the employee retention and severance programs negotiated among the parties in connection with the execution of the Merger Agreement, described in the section "—Arrangements Between Stemline and its Executive Officers, Directors and Affiliates" above.

        Also at this meeting, at the request of the Stemline Board, representatives of BofA Securities and PJT Partners reviewed with the Stemline Board each of BofA Securities and PJT Partners' respective financial analyses of the consideration, and each delivered to the Stemline Board an oral opinion, each of which was confirmed by delivery of a written opinion dated May 3, 2020, to the effect that, as of that date and based upon and subject to, among other things, the various assumptions and limitations described in each of their opinions, the consideration to be received by the holders of Shares (other than as specified in such opinions) was fair, from a financial point of view, to such holders. For a detailed discussion of each of BofA Securities' and PJT Partners' opinions, please see the section entitled "—Opinions of Stemline's Financial Advisors." The written opinions delivered by BofA Securities and PJT Partners are each attached to this document in Annex I.

        Following additional discussion and consideration, the Stemline Board unanimously (i) determined that the Merger Agreement and the Offer and the Merger are fair to, and in the best interest of, Stemline and its stockholders; (ii) declared it advisable for Stemline to enter into the Merger Agreement; (iii) approved the execution, delivery and performance by Stemline of the Merger Agreement and the consummation of the Offer and the Merger; (iv) agreed that the Merger would be effected under Section 251(h) of the DGCL; (v) resolved to recommend that Stemline's stockholders tender their Shares pursuant to the Offer; (vi) declared that the Chief Executive Officer, Chief Accounting Officer and Chief Operating Officer of Stemline were each authorized to execute and deliver the Merger Agreement in the form presented to the Stemline Board; (vii) approved the adoption of the forum selection amendment to Stemline's bylaws; and (viii) approved adoption of the CIC Severance Plan.

        Following the Stemline Board meeting, Parent, Purchaser and Stemline executed and delivered the Merger Agreement, including the form of CVR Agreement, and each of Stemline's directors,

Mr. Gionco, Mr. Kenneth Hoberman and Mr. Francomano executed the Tender Agreement. The parties agreed to publicly announce the transaction on the morning of May 4, 2020.

        Before the opening of trading on Nasdaq on May 4, 2020, Stemline and Menarini issued a joint press release to announce the execution of the Merger Agreement and the forthcoming commencement of a tender offer to acquire all the outstanding Shares for the Offer Price, and Stemline filed a Current Report on Form 8-K.

        On May 12, 2020, Purchaser commenced the Offer and Stemline filed this Schedule 14D-9.

Reasons for the Recommendation

        At a meeting on May 3, 2020, the Stemline Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, Stemline and its stockholders, (ii) declared it advisable for Stemline to enter into the Merger Agreement, (iii) approved the execution, delivery and performance by Stemline of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that Stemline's stockholders accept the Offer and tender their Shares pursuant to the Offer. The Stemline Board consulted with members of Stemline's senior management and representatives from PJT Partners, BofA Securities, Skadden and Alston at various times, and considered a number of reasons, including the following non-exhaustive list of material reasons (not in any relative order of importance) that the Stemline Board believes support its unanimous decision and recommendation.

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  Business, Financial Condition and Prospects.  The Stemline Board considered the current and historical financial condition, results of operations, business, competitive position, assets and prospects, as well as the long-range plan of Stemline and the execution risks associated with the development, regulatory approval, commercialization and marketing of ELZONRIS and Stemline's product candidates. The Stemline Board weighed the certainty of realizing an upfront payment of $11.50 per Share in cash plus a CVR to receive potential consideration of $1.00 per Share in cash in the Offer and the Merger against the uncertainty that trading values would approach an amount comparable to the Offer Price in the foreseeable future and the risks and uncertainties associated with Stemline and its business as a stand-alone company (including the risk factors set forth in Stemline's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 16, 2020, and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 11, 2020). These risks include, but are not limited to, risks related to (i) the development, clinical testing, and commercialization of Stemline's product candidates, (ii) the commercialization of ELZONRIS, (iii) potential difficulties in obtaining U.S. and non-U.S. regulatory approvals for ELZONRIS and Stemline's product candidates, and (iv) potential difficulties and delays in clinical trials of Stemline's product candidates.

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  Implied Premium.  The Stemline Board considered the fact that the Cash Amount alone represented a 142% premium over Stemline's closing Share price on May 1, 2020, the last trading day before the Stemline Board approved the Transactions.

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  Certainty of Value.  The Stemline Board considered the fact that the Cash Amount payable to Stemline's stockholders in the Offer and the Merger will consist entirely of cash, which will provide Stemline stockholders with immediate liquidity and certainty of value. The Stemline Board believed this certainty of value was compelling, especially when viewed against the risks and uncertainties associated with Stemline's stand-alone strategy and the potential impact of such risks and uncertainties on the trading price of Shares.

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  Opportunity to Realize Additional Value.  The Stemline Board considered the fact that in addition to the Cash Amount, Stemline's stockholders will have the opportunity to receive an additional $1.00 per Share in cash, without interest, upon the achievement of the first sale by or on behalf of Parent, its assignees, affiliates, licensees or sublicencees (including Stemline and its subsidiaries) for use or consumption by the public of ELZONRIS (as described below) on or before December 31, 2021, in any one of (i) the United Kingdom, (ii) France, (iii) Spain, (iv) Germany, or (v) Italy, in each case, after a Marketing Authorization Approval (as defined below) by the European Commission. A "Marketing Authorization Approval" is defined as a legally valid approval by the European Commission of a "marketing authorisation application" in the European Union, through the centralized procedure, which grants the right to sell, market and promote Stemline's CD123-directed cytotoxin, which for clarity is marketed under the name ELZONRIS as of May 3, 2020, the date of signing of the Merger Agreement, for the treatment of adult patients with BPDCN in the European Union for human use in accordance with applicable legal requirements. Marketing Authorization Approval does not refer to approval in one or more individual member states in the European Union or to a positive opinion by European Medicines Agency's Committee for Medicinal Products for Human Use. In its consideration of the estimated probability of success and timing of the achievement of such milestone, the Stemline Board considered that Stemline submitted a Marketing Authorization Application to the European Medicines Agency in January 2019, which is currently pending.

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  Reputation and Resources of the Menarini Group.  The Stemline Board considered the extensive experience and resources of the Menarini Group in biopharmaceutical product development and commercialization, particularly as such experience and resources relate to the potential achievement of the milestone set forth in the CVR Agreement.

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  Product Commercialization and Development Risks.  The Stemline Board considered the fact that ELZONRIS has only been approved for the treatment of adult and pediatric patients with BPDCN in the U.S., which is currently understood to have a relatively narrow total addressable market. In addition, the Stemline Board considered the fact that there is no guarantee that ELZONRIS will be approved or successfully marketed for other indications or that Stemline will successfully commercialize additional products. The Stemline Board also considered the status and prospects for Stemline's current proprietary programs, including the fact that many are in the early stages of development and unproven. The Stemline Board considered the risks inherent in developing the proprietary programs and building commercialization capabilities and the significant funds those activities would require.

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  Existing Resources.  The Stemline Board considered the fact that Stemline may require substantial additional capital to commercialize ELZONRIS outside of the U.S. as well as to complete the remaining clinical development and commercialization of its product candidates. The Stemline Board also took into consideration that any additional future debt and equity financing or additional collaborations or strategic partnerships could be highly dilutive to Stemline's existing stockholders, might only be available on unfavorable terms or might not be available at all, in particular given recent market disruptions due to the COVID-19 pandemic.

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  Negotiation Process.  The Stemline Board considered the fact that the terms of the Offer and the Merger were the result of robust, arms'-length negotiations conducted by Stemline with the knowledge and at the direction of the Stemline Board and with the assistance of independent financial and legal advisors. The Stemline Board also considered the enhancements that Stemline was able to obtain as a result of negotiations with the Menarini Group, including the increase in the Menarini Group's proposed acquisition price from the time of its initial expression of interest to the end of negotiations and the inclusion of provisions in the Merger Agreement that increase the speed and likelihood of completing the Offer and consummating the Merger.

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  Potentially Interested Counterparties.  The Stemline Board considered various potential licensing opportunities for ELZONRIS, which consisted primarily of regional licensing opportunities, and speculative nature of the all stock consideration proposed by Party A and considered whether other potential counterparties for a strategic transaction, such as the Offer and the Merger, were currently available. In particular, the Stemline Board considered the likelihood that any such parties would engage in a transaction with Stemline on the same or similar timeframe as the Menarini Group and with a value and contractual terms and conditions superior to those contained in the Merger Agreement. The Stemline Board considered that (i) a broader outreach to other strategic counterparties could delay a potential transaction and cause significant disruption to Stemline, putting at risk a transaction with the Menarini Group at the price and terms negotiated, (ii) Stemline's management had separately met or interacted with other potential counterparties and such counterparties had not approached Stemline to inquire about a transaction with terms comparable to those of the Merger Agreement, (iii) any global pharmaceutical enterprise interested in Stemline would not be expected to be deterred by the agreed upon termination fee and could pursue a transaction with Stemline if interested and (iv) in the event a potential counterparty becomes interested in pursuing a transaction on terms more favorable to Stemline and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such a transaction despite Stemline having entered into the Merger Agreement.

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  Strategic Alternatives.  After discussions with representatives of PJT Partners, BofA Securities and Stemline's management, the Stemline Board considered the possible alternatives to the Offer and the Merger, including Stemline's overall strategy if it chose not to engage in a transaction. In particular, the Stemline Board considered, among others things, the risks and costs associated with (i) the approval of ELZONRIS for the treatment of adult patients with BPDCN in Europe, (ii) the approval of ELZONRIS for treatment of additional indications, (iii) designing and conducting future clinical trials for Stemline's product candidates and seeking and obtaining regulatory approvals for such product candidates, (iv) expanding Stemline's commercial infrastructure, launching and marketing its product candidates in the U.S. and other markets and (v) continuing the development of its other pipeline products.

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  Certain Management Projections.  The Stemline Board considered certain forecasts for Stemline prepared by members of senior management, which reflected an application of various assumptions of Stemline's management. For further discussion, see "—Certain Financial Projections."

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  Opinions of PJT Partners and BofA Securities.  The Stemline Board considered the oral opinions of each of PJT Partners and BofA Securities, delivered to the Stemline Board on May 3, 2020, which were subsequently confirmed by delivery of written opinions of each of PJT Partners and BofA Securities, dated May 3, 2020, to the effect that, as of such date and based upon and subject to, among other things, the assumptions and limitations described in each of their opinions, the consideration to be received by holders of Shares (other than as specified in such opinions) was fair, from a financial point of view, to such holders, as more fully described under the caption "—Opinions of Stemline's Financial Advisors."

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  Speed and Likelihood of Consummation.  The Stemline Board considered that the structure of the transaction (a tender offer followed by a merger effected pursuant to Section 251(h) of the DGCL, which would not require additional approval by Stemline's stockholders) enables Stemline's stockholders to receive the Cash Amount pursuant to the Offer in a relatively short timeframe. The Stemline Board also considered the likelihood that the Offer would be completed and the Merger would be consummated based on, among other things (not in any relative order of importance):

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    the fact that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;

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    the fact that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of Stemline;

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    the fact that there is no financing condition to the completion of the Offer and consummation of the Merger;

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    the business reputation, capabilities and financial condition of Parent and the Menarini Group, and the Stemline Board's perception that Parent and the Menarini Group do not require third party financing and are willing to devote the resources necessary to complete the Offer and the Merger in an expeditious manner; and

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    the ability of Stemline to enforce the Merger Agreement.

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  Other Terms of the Merger Agreement.  The Stemline Board considered other terms of the Merger Agreement, as more fully described in the Offer to Purchase under the caption "—The Merger Agreement." Certain provisions of the Merger Agreement that the Stemline Board considered important included:

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  Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time that Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer, Stemline may furnish information with respect to the company and engage in or otherwise participate in discussions or negotiations with a person or group making an unsolicited acquisition proposal if, prior to taking such actions, the Stemline Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited acquisition proposal constitutes or would reasonably be expected to result in a Superior Offer (as defined in the Merger Agreement) and that failure to take such actions would be inconsistent with the Stemline Board's fiduciary duties (as more fully described in the Offer to Purchase under the section "—The Merger Agreement—No Solicitation").

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  Change of Recommendation in Response to a Superior Offer; Ability to Accept a Superior Offer. If the Stemline Board determines in good faith after consultation with Stemline's outside legal counsel that an unsolicited acquisition proposal constitutes a Superior Offer and that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the Stemline Board may take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the Offer and the Merger and adopting, approving and recommending to stockholders and declaring advisable such acquisition proposal. Stemline may terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Offer, subject to Stemline's payment of the termination fee of $25.4 million (as more fully described in the Offer to Purchase under the section "—The Merger Agreement—Recommendation Change").

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  Change of Recommendation in Response to an Intervening Event. If the Stemline Board, other than in connection with a Superior Offer, determines in good faith after consultation with Stemline's outside legal counsel and its financial advisors, that the failure to do so would be inconsistent with its fiduciary duties under applicable legal requirements, the Stemline Board may, in response to an "intervening event," take a number of actions, including withdrawing, modifying or qualifying its recommendation to stockholders concerning the

      Offer and the Merger (as more fully described in the Offer to Purchase under the section "—The Merger Agreement—Recommendation Change"). An "intervening event" is an event, occurrence, fact or change not known or reasonably foreseeable to the Stemline Board at the date of the Merger Agreement and that does not relate to an acquisition proposal, with certain exceptions as described in the Merger Agreement. Parent is entitled to terminate the Merger Agreement in the event that the Stemline Board changes its recommendation for any reason, in which event Stemline will have an obligation to pay the termination fee of $25.4 million (as more fully described in the Offer to Purchase under the section "—The Merger Agreement—Stemline Termination Fee ").

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    Extension of the Offer. Purchaser's obligation to accept and pay for all Shares that have been validly tendered into the Offer and not validly withdrawn is subject to the satisfaction or waiver of a number of conditions; however, Purchaser is required to extend the Offer beyond the initial expiration date by (i) periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act expires or terminates, (ii) any applicable period required by any legal requirement, any interpretation or position of the SEC, its staff or Nasdaq and (iii) at the request of Stemline, an additional period of up to ten (10) business days per extension, on one or more occasions, if, as of the scheduled expiration date, any condition to the Offer is not satisfied or waived, and the Merger Agreement is not terminated per its terms, to permit such condition to be satisfied. If as of any then-scheduled expiration date of the Offer, any Offer Condition (including the Minimum Condition) is not satisfied or waived by Parent or Purchaser, Purchaser may, in its discretion (without the consent of Stemline), extend the Offer for additional periods of up to ten (10) business days per extension to permit such Offer Condition to be satisfied. Purchaser need not extend the Offer for more than three (3) consecutive additional periods not to exceed an aggregate of thirty (30) business days, if, as of the applicable expiration date, all of the Offer Conditions have been satisfied or have been waived other than the Minimum Condition and conditions which by their nature are to be satisfied at the expiration of the Offer.

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    End Date. The termination date under the Merger Agreement on which either Stemline or Parent, subject to certain exceptions, can terminate the Merger Agreement is August 3, 2020, which is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which Stemline would be required to operate subject to the restrictions on interim operations set forth in the Merger Agreement. The termination date automatically extends up to two (2) consecutive times, each by a period of ninety (90) days, in the event that the only Offer Condition not satisfied or waived at the time Purchaser accepts for payment Shares tendered and not validly withdrawn pursuant to the Offer is either (i) the expiration or termination of the waiting period under the HSR Act or (ii) solely with respect to the HSR Act, the absence of any legal requirement that prohibits or makes illegal the Offer or the Merger.

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    Cooperation. The Merger Agreement requires Parent to use its reasonable best efforts to consummate the Offer and the Merger.

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    Material Adverse Effect. Certain matters are specifically excluded from consideration in determining whether a "Material Adverse Effect" has occurred. Among others, such exceptions include (i) any event generally affecting the industries in which Stemline and its subsidiaries operate or the economy generally, (ii) other general business, financial or market conditions and (iii) any event arising directly or indirectly or otherwise related to any act of terrorism, war, national or international calamity, natural disaster, epidemic or any other similar event (including the COVID-19 pandemic) to the extent such event described in clauses (i) through (iii) does not disproportionately affect Stemline relative to other participants in the industries in which Stemline and its subsidiaries operate.

    •
    Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading "Item 8. Additional Information—Appraisal Rights."

        The Stemline Board also considered a variety of potentially negative factors in its deliberations concerning the Merger Agreement, the Offer and the Merger, including the following non-exhaustive list of material reasons (not in any relative order of importance):

  •
  No Ongoing Equity Interest in Stemline.  The Offer and the Merger would preclude Stemline's stockholders from having the opportunity to directly participate in the future performance of Stemline's assets and any potential future appreciation of the value of the Shares, aside from payments under the CVR.

  •
  Inability to Solicit Takeover Proposals.  The Merger Agreement contains covenants prohibiting Stemline from soliciting other potential acquisition proposals and restricting its ability to entertain other potential acquisition proposals unless certain conditions are satisfied. The Stemline Board also considered the fact that the right afforded to Parent under the Merger Agreement to match an alternative acquisition proposal that the Stemline Board determines in good faith is a Superior Offer (as defined in the Merger Agreement) may discourage other parties that might otherwise have an interest in a business combination with, or an acquisition of, Stemline.

  •
  Termination Fee.  Stemline may be required to pay the $25.4 million termination fee if the Merger Agreement is terminated under certain circumstances, including by Stemline accepting a Superior Offer. The Stemline Board considered the risk that the amount of the termination fee would deter potential alternative acquisition proposals.

  •
  Effect of Announcement.  The potential effect of the public announcement of the transaction on Stemline's operations, employees and stock price, as well as its ability to attract and retain key personnel while the transaction is pending.

  •
  Litigation Risk.  The risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.

  •
  Interim Operating Covenants.  The Merger Agreement imposes restrictions on the conduct of Stemline's business prior to the consummation of the Merger, which require Stemline to conduct its business in the ordinary course and refrain from taking specified actions. The Stemline Board considered that such restrictions could delay or prevent Stemline from pursuing business strategies or opportunities that may arise pending consummation of the Merger, including opportunities to engage in regional licensing transactions.

  •
  Risks that the Minimum Condition Might Not Be Satisfied.  The possibility that Stemline's stockholders will tender an insufficient number of Shares to meet the Minimum Condition.

  •
  Risks the Merger Might Not Be Completed.  Although Stemline expects that the Offer will be completed and the Merger will be consummated, there can be no assurance that all conditions to the parties' obligations will be satisfied. The Stemline Board considered the risks and costs to Stemline if the Offer is not completed or the Merger is not consummated, including the diversion of Stemline's management and its employees' attention, potential employee attrition, the potential effect on vendors, partners, licensees and others that do business with Stemline and the potential effect on the trading price of the Shares.

  •
  Risks that the Milestone Payment Might Not Be Paid.  Although there is an obligation that Parent and its subsidiaries and assignees shall use reasonable, good faith efforts to achieve the Milestone (as defined in the CVR Agreement), the Stemline Board considered that the Milestone might not be achieved on or prior to December 31, 2021, after which point Stemline's stockholders would not receive the Milestone Payment.

  •
  Transaction Costs.  Significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger, and substantial time and effort of Stemline's management will be required, potentially resulting in disruptions to the operation of Stemline's business.

  •
  Potential Conflicts of Interest.  The Stemline Board considered the potential conflict of interest created by the fact that Stemline's executive officers and directors have financial interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Stemline and its Executive Officers, Directors and Affiliates."

  •
  Regulatory Approval and Risk of Pending Actions.  The risks associated with the need to make antitrust filings, and obtain antitrust consents and approvals in the U.S. (as further described under the heading "Item 8. Additional Information—Regulatory Approvals"), as well as the fact that the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to a condition that there be no legal requirement that prohibits or makes illegal the acquisition of the Shares in the Offer or the Merger.

  •
  Tax Treatment.  The fact that the gains realized by Stemline's stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

        The foregoing discussion of the information and reasons considered by the Stemline Board is not intended to be exhaustive but includes the material reasons considered by the Stemline Board. In view of the variety of reasons considered in connection with its evaluation of the Merger, the Stemline Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. The Stemline Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Stemline Board may have been influenced to a greater or lesser degree by different factors. The Stemline Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were substantially outweighed by the potential benefits of the Offer and Merger.

Intent to Tender

        To Stemline's knowledge, after making reasonable inquiry, all of Stemline's executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

        In addition, Parent and Purchaser have entered into the Tender Agreements with the Tendering Stockholders, which include all of Stemline's executive officers and directors, to tender all of their Shares subject to the Tender Agreements. As of May 11, 2020, approximately 5.20% of the outstanding Shares were subject to the Tender Agreements (assuming no exercise of outstanding equity awards).

Certain Financial Projections

        Stemline's management does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of the proposed transaction with the Menarini Group and other strategic alternatives, Stemline's senior management prepared certain non-public, unaudited prospective financial information for fiscal years 2020 through 2031 (the "Management Projections"). The Management Projections were provided to the Stemline Board in considering, analyzing and evaluating the Offer and the Merger, as well as potential strategic alternatives for Stemline. In addition, the Management Projections were provided to PJT Partners and BofA Securities, Stemline's financial advisors, and were relied upon by PJT Partners and BofA Securities in connection with the rendering of their respective opinions to the Stemline Board and in performing the related financial analyses as described below under "—Opinions of Stemline's Financial Advisors—Opinion of PJT Partners LP" and "—Opinions of Stemline's Financial Advisors—Opinion of BofA Securities, Inc." and were the only financial projections with respect to Stemline used by PJT Partners and BofA Securities in performing such financial analyses. The Management Projections were not provided to the Menarini Group or its affiliates.

        Stemline is summarizing the Management Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Stemline Board for purposes of considering and evaluating the Menarini Group's proposal. Stemline makes and has made no representation to the Menarini Group, Parent or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

        The Management Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Stemline's management at the time the Management Projections were created.

Cautionary Note About the Management Projections

        The Management Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that were inherently uncertain and many of which were beyond Stemline's control. The Management Projections reflect numerous estimates and assumptions made by Stemline's management, based on information available at the time the Management Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to ELZONRIS and Stemline's product candidates, all of which were difficult to predict and many of which were beyond Stemline's control. As a result, there can be no assurance that the Management Projections accurately reflect future trends or accurately estimate the market success of ELZONRIS and the future market for Stemline's product candidates. There can be no assurance of the market success of ELZONRIS in the U.S., the approval of ELZONRIS in the European Union, or timing of such approval, and the market for, approval of or the timing of such approval of, Stemline's product candidates, and it is possible that other therapeutic scenarios will be preferable. The Management Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Management Projections not being achieved include, but are not limited to, the timing of regulatory approvals and introductions of new products, market acceptance of new products, success of clinical testing, availability of third-party reimbursement, impact of competitive products and pricing, the effect of regulatory actions, the effect of global economic conditions, fluctuations in foreign currency exchange rates, the cost and effect of changes in tax and other legislations and other risk factors described in Stemline's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 11, 2020. In addition, the Management Projections may be affected by Stemline's ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Management Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Management Projections will be realized, and actual results may vary materially from those shown.

        In light of the foregoing factors and the uncertainties inherent in the Management Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Management Projections. The Management Projections were not prepared with a view toward public disclosure. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that Stemline or any of its affiliates, advisors or representatives considered or consider the Management Projections to be predictive of actual future events, and the Management Projections should not be relied upon as such or construed as financial guidance. Neither Stemline nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither Stemline nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Management Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Management Projections to reflect circumstances existing after the date the Management Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Management Projections are shown to be in error. Stemline does not intend to make publicly available any update or other revision to the Management Projections, except as otherwise required by law. Neither Stemline nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Stemline compared to the information contained in the Management Projections, but not limited to, assumptions relating to the probability of achieving certain U.S. sales for ELZONRIS, the success of Stemline's clinical pipeline, market size, market share, competition, pricing, reimbursement, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Stemline's long-range operating plan. The Management Projections were prepared based on Stemline's continued operation as a stand-alone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Management Projections are subjective in many respects and are thus subject to interpretation. Please refer to "Item 8. Additional Information—Forward-Looking Statements" below.

        The Management Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles ("GAAP"). Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Stemline may not be comparable to similarly titled amounts used by other companies. In addition, the Management Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Management Projections are not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender his, her or its Shares in the Offer, but instead are being included because the Management Projections were provided to the Stemline Board and to PJT Partners and BofA Securities to evaluate the Transactions. The Management Projections may differ from publicly available analyst estimates, and the Management

Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

        STEMLINE DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE MANAGEMENT PROJECTIONS ARE NO LONGER APPROPRIATE.

        These financial projections were prepared in March 2020 by Stemline management based on their assumptions about Stemline's continued operation as a stand-alone, publicly traded company, with respect to ELZONRIS and the development and commercialization of Stemline's product candidates, including risk and probability adjustments reflecting Stemline management's good faith assessment as to the probability of success for Stemline's product candidates and pipeline programs. The projections assume that ELZONRIS has a 100% cumulative probability of success for the treatment of BPDCN in the United States; an 80% cumulative probability of success for the treatment of BPDCN in the European Union; a 16% cumulative probability of success for the treatment of chronic myelomonocytic leukemia; an 8% cumulative probability of success for the treatment of acute myeloid leukemia; an 8% cumulative probability of success for the treatment of myelofibrosis and a 5% cumulative probability of success for the treatment of all-comers. The projections also assume an 8% cumulative probability of success for SL-801 for the treatment of each of multiple myeloma and mutation/over-expression. The projections were based on certain internal assumptions about the probability of success associated with technical and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Stemline's long-range operating plan. The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all metrics and assumptions included or reflected in the Management Projections. The Management Projections also include unlevered free cash flows for the years 2020 through 2031. The summary of the unlevered free cash flows, which were calculated as earnings before interest expenses and taxes, less tax expense, plus depreciation and amortization, less changes in net working capital, less capital expenditures, in each case based on the Management Projections or other projected financial information provided by Stemline management. The Management Projections assume a federal net operating loss carryforward of $321 million as of March 31, 2020. Except as otherwise indicated in the table below, the values in the table below do not take into account the effect of net operating loss usage or the cost of future capital raises and have been probability adjusted by Stemline management based on Stemline management's good faith assessment as to the probability of success for Stemline's product candidates and pipeline programs, as discussed in detail above.

 Management Projections(1)

(Amounts in Millions)

	2020(1)	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031
Net Revenue	$69	$152	$215	$255	$289	$324	$371	$425	$484	$538	$404	$108
Gross Profit	$63	$139	$197	$232	$260	$292	$341	$390	$444	$492	$369	$98
G&A	$(19)	$(20)	$(22)	$(25)	$(29)	$(32)	$(37)	$(43)	$(48)	$(54)	$(40)	$(11)
S&M	$(40)	$(79)	$(80)	$(89)	$(101)	$(97)	$(93)	$(85)	$(97)	$(108)	$(81)	$(22)
R&D	$(46)	$(56)	$(55)	$(59)	$(60)	$(58)	$(67)	$(77)	$(48)	$(54)	$(40)	$(11)
EBIT	$(42)	$(17)	$38	$56	$67	$101	$141	$182	$245	$272	$204	$54
Less: Taxes	—	—	$(11)	$(16)	$(19)	$(28)	$(39)	$(51)	$(68)	$(75)	$(57)	$(15)
Plus: D&A	$1	$1	$2	$2	$3	$3	$4	$4	$5	$5	$4	$1
Less: Capital Expenditures	$(1)	$(2)	$(2)	$(3)	$(3)	$(3)	$(4)	$(4)	$(5)	$(5)	$(4)	$(1)
Less: Change in NWC	$(1)	$(2)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$(1)	$3	$6
Unlevered Free Cash Flow	$(42)	$(19)	$26	$40	$48	$72	$101	$130	$176	$195	$150	$45
Unlevered Free Cash Flow (Incl. Cash Savings associated with Tax Attributes)(2)	$(42)	$(19)	$34	$49	$58	$80	$102	$132	$177	$197	$152	$47

(1)
For purposes of their respective financial analyses and respective opinions, PJT Partners and BofA Securities were directed by management to use the Q2-Q4 2020 management adjusted figures, which were derived by subtracting the preliminary Q1 2020 results from the full year 2020 management projections provided above. The Q2-Q4 management adjusted figures are as follows:

	2020 Q2-Q4	2020
Net Revenue	$61	$69
Gross Profit	$55	$63
G&A	$(12)	$(19)
S&M	$(28)	$(40)
R&D	$(33)	$(46)
EBIT	$(19)	$(42)
Less: Taxes	—	—
Plus: D&A	$1	$1
Less: Capital Expenditures	$(1)	$(1)
Less: Change in NWC	$(5)	$(1)
Unlevered Free Cash Flow	$(24)	$(42)
Unlevered Free Cash Flow (Incl. Cash Savings associated with Tax Attributes)	$(24)	$(42)
(2)
Tax Attributes (as defined below) based on usable Tax Attribute schedule, per Stemline management.

Opinions of Stemline's Financial Advisors

Opinion of PJT Partners LP

        PJT Partners was retained by Stemline to act as its financial advisor in connection with the Transactions and, upon Stemline's request, to render a fairness opinion to the Stemline Board in connection therewith. Stemline selected PJT Partners to act as its financial advisor based on PJT Partners' qualifications, expertise and reputation, its knowledge of Stemline's industry and its knowledge and understanding of the business and affairs of Stemline. At a meeting of the Stemline Board on May 3, 2020, PJT Partners rendered its oral opinion, subsequently confirmed in its written opinion dated May 3, 2020, to the Stemline Board that, as of the date thereof and based upon and subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by PJT Partners in connection with the opinion (which are stated in its written opinion), the Consideration to be received by the holders of Shares

(other than holders of Excluded Shares or Dissenting Shares (both as defined in the Merger Agreement)) in the Transactions was fair to such holders from a financial point of view.

        The full text of PJT Partners' written opinion delivered to the Stemline Board, dated May 3, 2020, is attached in Annex I and incorporated herein by reference in its entirety. PJT Partners' written opinion has been provided by PJT Partners at the request of the Stemline Board and is subject to, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by PJT Partners in connection with the opinion (which are stated therein). You are encouraged to read the opinion carefully in its entirety. PJT Partners provided its opinion to the Stemline Board, in its capacity as such, in connection with and for purposes of their evaluation of the Transactions only and PJT Partners' opinion does not constitute a recommendation as to any action the Stemline Board should take with respect to the Transactions or as to whether any holder of Shares should tender their shares in the Offer or as to how such holder should vote or act with respect to the Transactions or any other matter. The following is a summary of PJT Partners' opinion and the methodology that PJT Partners used to render its opinion. This summary of PJT Partners' opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the PJT Partners' written opinion.

        In arriving at its opinion, PJT Partners, among other things:

  •
  reviewed certain publicly available information concerning the business, financial condition and operations of Stemline;

  •
  reviewed certain internal information concerning the business, financial condition and operations of Stemline prepared and furnished to PJT Partners by the management of Stemline;

  •
  reviewed the Management Projections that were prepared by or at the direction of management of Stemline and approved for PJT Partners' use by the management of Stemline and the Stemline Board;

  •
  held discussions with members of senior management of Stemline concerning, among other things, their evaluation of the Transactions and Stemline's business, operating and regulatory environment, financial condition, prospects and strategic objectives;

  •
  reviewed the historical market prices and trading activity for the Shares;

  •
  compared certain publicly available financial and stock market data for Stemline with similar information for certain other companies that PJT Partners deemed to be relevant;

  •
  reviewed the publicly available financial terms of certain other business combinations that PJT Partners deemed to be relevant;

  •
  discussed with management of Stemline their assessment as to the probability of achieving the Milestone pursuant to the CVR Agreement and the expected timing of achieving such Milestone and the Milestone Payment;

  •
  reviewed a draft, dated May 2, 2020, of the Merger Agreement;

  •
  reviewed a draft, dated May 2, 2020, of the CVR Agreement; and

  •
  performed such other financial studies, analyses and investigations, and considered such other matters, as PJT Partners deemed necessary or appropriate for purposes of rendering its opinion.

        In preparing its opinion, with the consent of the Stemline Board, PJT Partners relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by PJT Partners, without independent verification thereof. PJT Partners assumed, with the consent of the Stemline Board, that the Management Projections and the assumptions underlying the Management Projections, and all other financial analyses, estimates and forecasts provided to PJT Partners by Stemline management, were reasonably prepared in accordance with industry practice and represent Stemline management's best currently available estimates and judgments as to the business and operations and future financial performance of Stemline. PJT Partners assumed no responsibility for and expressed no opinion as to the Management Projections, the assumptions upon which they were based or any other financial analyses, estimates and forecasts provided to PJT Partners by the management of Stemline. PJT Partners also assumed, with the consent of the Stemline Board, that there were no material changes in the assets, financial condition, results of operations, business or prospects of Stemline since the dates of the last financial statements of Stemline made available to PJT Partners. PJT Partners relied, with the consent of the Stemline Board, on Stemline management's representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of Stemline. PJT Partners further relied, with the consent of the Stemline Board, upon the assurances of the management of Stemline that they were not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. With the consent of the Stemline Board, PJT Partners also relied upon the assessment of Stemline management, and assumed, that the Milestone required for payment of the Milestone Payment in full will be achieved with an 80% probability in 2021 and, therefore, that the probability adjusted Milestone Payment will be $0.80 on June 30, 2021, with respect to each CVR issued in respect of Share. PJT Partners expressed no view as to the probability of achieving the Milestone giving rise to the payment of the Milestone Payment, the expected timing of the achievement of such Milestone and the corresponding payment, or the assumptions on which they are based.

        PJT Partners was not asked to undertake, and did not undertake, an independent verification of any information provided to or reviewed by it, nor was it furnished with any such verification and PJT Partners did not assume any responsibility or liability for the accuracy or completeness thereof. PJT Partners did not conduct a physical inspection of any of the properties or assets of Stemline. PJT Partners did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of Stemline, nor was it furnished with any such evaluations or appraisals, nor did it evaluate the solvency of Stemline, Parent or any or any other party (or the impact of the Transactions thereon) under any applicable laws.

        PJT Partners also assumed, with the consent of the Stemline Board, that the final executed forms of the Merger Agreement and the CVR Agreement would not differ from the drafts reviewed by PJT Partners in any respect material to its analysis or its opinion; that the consummation of the Transactions would be effected in accordance with the terms and conditions of the Merger Agreement and CVR Agreement, without waiver, modification or amendment of any term, condition or agreement that would be material to its analysis or its opinion; and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Stemline or Parent or the contemplated benefits of the Transactions. PJT Partners did not express any opinion as to any tax or other consequences that might result from the Transactions, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which PJT Partners understood that Stemline obtained such advice as it deemed necessary from qualified professionals. PJT Partners is not a legal, tax or regulatory advisor and relied upon without independent verification the assessment of Stemline and its legal, tax and regulatory advisors with respect to such matters. PJT Partners did not consider the relative merits of the Transactions as compared to any other business plan or opportunity that might be available to Stemline or the effect of any other arrangement in which Stemline might engage, and PJT Partners' opinion did not address the underlying decision by Stemline to engage in the Transactions. PJT Partners' opinion was limited to the fairness as of the date of the opinion, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares or Dissenting Shares (as defined in the Merger Agreement)) of the Consideration to be received by such holders in the Transactions, and PJT Partners' opinion did not address any other aspect or implication of the Transactions, the Merger Agreement, the CVR Agreement or any other agreement or understanding entered into in connection with the Transactions or otherwise, including, without limitation, the structure or form of the Transactions or the form or terms of the CVR with respect to transferability, illiquidity or otherwise. PJT Partners further expressed no opinion or view as to the fairness of the Transactions to the holders of any other class of securities, creditors or other constituencies of Stemline or as to the underlying decision by Stemline to engage in the Transactions. PJT Partners also expressed no opinion as to the fairness of the amount or nature of the compensation to any of Stemline's officers, directors or employees, or any class of such persons, whether relative to the Consideration or otherwise. PJT Partners' opinion was necessarily based upon economic, market, monetary, regulatory and other conditions as they existed and could be evaluated, and the information made available to PJT Partners, as of the date of the opinion. PJT Partners did not express any view as to the potential effects of the unusual volatility being experienced in the credit, financial and stock markets on Stemline or the Transactions related to the COVID-19 pandemic or otherwise. PJT Partners expressed no opinion as to the prices or trading ranges at which the Shares would trade at any time.

        PJT Partners' opinion does not constitute a recommendation to any holder of Shares as to whether to tender Shares pursuant to the Offer or as to how to vote or act with respect to the Transactions or any other matter. PJT Partners assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. The issuance of PJT Partners' opinion was approved by a fairness committee of PJT Partners in accordance with established procedures.

        PJT Partners' advisory services and opinion were provided for the information and assistance of the Stemline Board, in its capacity as such, in connection with and for the purposes of its evaluation of the Transactions and the opinion did not constitute a recommendation as to any action the Stemline Board should take with respect to the Transactions or any aspect thereof.

Summary of PJT Partners Financial Analyses

        In connection with rendering its opinion, PJT Partners performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, PJT Partners did not ascribe a specific range of values to the Shares but rather made its determination as to fairness, from a financial point of view, to the holders of Shares of the Consideration to be received by such holders pursuant to the Merger Agreement and CVR Agreement on the basis of various financial and comparative analyses. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

        In arriving at its opinion, PJT Partners did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the Transactions. Accordingly, PJT Partners believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

        The following is a summary of the material financial analyses used by PJT Partners in preparing its opinion to the Stemline Board. Certain financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by PJT Partners, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses. In performing its analyses, PJT Partners made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Stemline, Parent and Purchaser. None of Stemline, Parent, Purchaser, PJT Partners or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the businesses do not purport to be appraisals or reflect the prices at which the businesses may actually be sold. The financial analyses summarized below were based on the forecasts and other financial information prepared and furnished to PJT Partners by or on behalf of the management of Stemline, and used at the direction of the management of Stemline and approved for PJT Partners' use by the Stemline Board. The following summary does not purport to be a complete description of the financial analyses performed by PJT Partners. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed, for Stemline, as of the closing trading price on May 1, 2020 (which represented the last trading day for the Shares prior to the date of PJT Partners' opinion), and is not necessarily indicative of current or future market conditions. Calculations of implied equity values per share were rounded to the nearest $0.25. Fully diluted share numbers for Stemline used below were provided by, and used at the direction of, Stemline management.

  Selected Comparable Company Analysis

        PJT Partners reviewed and compared specific financial, operating and public trading data relating to Stemline with similar information for the three (3) selected publicly-traded commercial-stage biopharmaceutical oncology companies set forth in the table below that PJT Partners deemed comparable to Stemline. PJT Partners reviewed and compared such data in order to assess how the public market values shares of similar publicly traded companies and to provide a range of relative implied equity values per Share on a standalone basis, in each case by reference to these companies.

        As part of its selected comparable company analysis, PJT Partners calculated and analyzed certain ratios and multiples, including: total enterprise value (calculated as the equity value based on fully diluted shares outstanding using the treasury stock method, plus debt and less cash and cash equivalents, after giving effect to certain adjustments for non-controlling interests and equity investments) ("TEV") as a multiple of estimated calendar year 2024 revenue. All of these calculations were performed and based on publicly available financial and market data (including share prices) as of the close of trading on each of (i) February 21, 2020 (used to reflect a date prior to the unusual volatility currently being experienced in the credit, financial and stock markets related to the COVID-19 pandemic) and (ii) May 1, 2020, in each case using consensus estimates derived from sell-side research available as of such date. The results of this selected comparable company analysis are summarized below:

TEV/2024E Revenue
	February 21, 2020	May 1, 2020
Clovis Oncology, Inc.,	1.8x	1.3x
Karyopharm Therapeutics Inc.	1.9x	2.5x
Puma Biotechnology, Inc.	1.6x	1.1x

        PJT Partners selected the comparable companies listed above because PJT Partners believed their businesses and operating profiles are reasonably similar to that of Stemline. However, because of the inherent differences between the business, operations and prospects of Stemline and those of the selected comparable companies, PJT Partners believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, PJT Partners also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of Stemline and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, profitability levels and degree of operational risk between Stemline and the companies included in the selected company analysis.

        Accordingly, PJT Partners selected a TEV to revenue multiple range of 1.25x to 1.75x for estimated 2024 net revenue for Stemline, on a standalone basis. In selecting this reference range, PJT Partners did not take into account the May 1, 2020 multiple for Karyopharm Therapeutics Inc. because of an early March 2020 release of results from the Phase 3 BOSTON study and an early April 2020 report that Selinexor would be evaluated as a potential treatment for COVID-19 patients. PJT Partners then applied this range to Stemline's estimated calendar year 2024 net revenue based on the Management Projections, added Stemline's estimated March 31, 2020 estimated cash, cash equivalents and short-term investments of approximately $152 million and subtracted Stemline's estimated March 31, 2020 debt balance of zero, and divided the result by Stemline's implied fully diluted Share count based on Shares, Company Options and RSUs outstanding as of April 30, 2020, all as provided by management of Stemline, to calculate a range of implied prices per Share of $9.50 to $12.25 per share on a standalone basis. PJT Partners compared this range of implied value per Share with the upfront consideration of $11.50 per Share in the transaction and the present value of the maximum consideration payable in the transaction of $12.25 per Share assuming an 80% probability of achieving the Milestone on June 30, 2021, and discounting the Milestone Payment to March 31, 2020, using a cost of equity of 13%.

  Selected Precedent Merger Analysis

        PJT Partners reviewed, to the extent publicly available, and analyzed certain valuation and financial metrics relating to the following eleven (11) selected transactions involving biopharmaceutical companies with filed, in process of filing and marketed products since 2013, which PJT Partners in its professional judgment considered generally relevant for comparative purposes:

Announcement Date	Target	Acquiror
January 10, 2020	Dermira, Inc.	Eli Lilly and Company
September 30, 2019	Dova Pharmaceuticals, Inc.	Swedish Orphan Biovitrum AB
September 16, 2019	Alder BioPharmaceuticals, Inc.	H. Lundbeck A/S
October 30, 2017	Advanced Accelerator Applications S.A.	Novartis AG
September 12, 2016	Raptor Pharmaceutical Corp.	Horizon Pharma plc
July 21, 2016	Relypsa, Inc.	Galenica AG
May 31, 2016	Celator Pharmaceuticals, Inc.	Jazz Pharmaceuticals plc
December 2, 2014	Avanir Pharmaceuticals, Inc.	Otsuka Holdings Co., Ltd.
November 24, 2014	Prosensa Holding N.V.	BioMarin Pharmaceutical Inc.
October 6, 2014	Durata Therapeutics, Inc.	Actavis plc
January 22, 2013	MAP Pharmaceuticals, Inc.	Allergan, Inc.

        For each precedent transaction, PJT Partners reviewed (i) the TEV of the target company in the transaction based upon the consideration payable in the transaction (including any nominal CVR value at the time of announcement) as a multiple of the target company's estimated peak revenue, utilizing such target company's risk-adjusted peak revenue where available (which we refer to as "Peak Revenue") and (ii) premium to unaffected stock price, as summarized in the following table:

	75th Percentile	Mean	Median	25th Percentile
TEV/Peak Revenue	1.9x	1.4x	1.3x	0.9x
Premium to Unaffected Stock Price	79%	59%	59%	44%

        Estimated financial data of the selected transactions were based on publicly available information and were inclusive of the maximum value of any contingent value right.

        The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of Stemline and the companies included in the selected precedent transaction analysis, which PJT Partners discussed with the Stemline Board. In addition, the selected precedent transactions occurred during periods in which financial, economic and market conditions were different from those in existence as of the date of PJT Partners' opinion. Accordingly, PJT Partners believed, and discussed with the Stemline Board, that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the Transactions. PJT Partners therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the Transactions which would affect the acquisition equity values of the selected target companies and Stemline. After reviewing the above analysis, PJT Partners selected a TEV to peak net revenue range of 0.90x to 1.30x for Stemline on a standalone basis and applied this range to Stemline's estimated peak net revenue of approximately $538 million in 2029 based on the Management Projections to calculate a range of implied TEV for Stemline, subtracting Stemline's estimated debt of zero as of March 31, 2020, from the estimated TEV, adding Stemline's estimated cash, cash equivalents and short-term investments of approximately $152 million as of March 31, 2020, to the estimated TEV, and dividing such amount by the implied fully diluted number of Shares based on Shares, Company Options and RSUs outstanding as of April 30, 2020, all as provided by management of Stemline, to derive a range of implied prices per Share on a standalone basis. PJT Partners also calculated ranges of implied price per Share by applying the 25th and 75th percentile of premiums in such selected precedent transactions of 44% and 79% to the $6.83 pre-COVID-19 closing price per Share on February 21, 2020, and the $4.75 closing price per Share price on May 1, 2020.

        The following table summarizes the result of these calculations:

Implied prices per Share
TEV/Peak Revenue	$11.75 - $15.75
Premium to Pre-COVID-19 Share Price	$9.75 - $12.25
Premium to Share Price as of May 1, 2020	$6.75 - $8.50

        PJT Partners compared these ranges of implied value per Share with the upfront consideration of $11.50 per Share in the transaction and the present value of the maximum consideration payable in the transaction of $12.25 per Share assuming an 80% probability of achieving the Milestone on June 30, 2021, and discounting the Milestone Payment to March 31, 2020, using a cost of equity of 13%.

  Discounted Cash Flow Analysis

        In order to estimate the present value of a Share, PJT Partners performed a discounted cash flow analysis of Stemline. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows generated by the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

        To calculate the estimated enterprise value of Stemline using the discounted cash flow method, PJT Partners discounted Stemline's projected unlevered free cash flows (including NOL cash tax savings) for the period April 1, 2020, through fiscal year end 2031 based on the Management Projections to present value at March 31, 2020, using a range of selected discount rates. PJT Partners selected a range of after-tax discount rates of 12% to 14% based on its analysis of the weighted average cost of capital of Stemline as of both February 21, 2020 (pre-COVID-19) and May 1, 2020 (post-COVID-19). PJT Partners then calculated a range of implied equity values per Share by subtracting Stemline's estimated debt of zero as of March 31, 2020, from the estimated enterprise value, adding Stemline's estimated cash, cash equivalents and short-term investments of approximately $152 million as of March 31, 2020, to the estimated enterprise value, and dividing such amount by the implied fully diluted number of Shares based on Shares, Company Options and RSUs outstanding as of April 30, 2020, all as provided by management of Stemline, to derive a range of implied value per Share on a standalone basis of $9.50 to $10.25. PJT Partners compared this range of implied value per Share with the upfront consideration of $11.50 per Share in the Transactions and the present value of the maximum consideration payable in the transaction of $12.25 per Share assuming an 80% probability of achieving the Milestone on June 30, 2021, and discounting the Milestone Payment to March 31, 2020, using a cost of equity of 13%.

  Other Information

        PJT Partners also observed publicly available Wall Street research analysts' twelve (12)-month forward share price targets for the Shares published by eight (8) Wall Street research analysts between March 16, 2020, and April 29, 2020, which was not considered part of its financial analyses in connection with rendering its opinion, but was referenced solely for informational purposes. After discarding the high and low research analyst estimates, PJT Partners noted that such twelve (12)-month forward price targets for the Shares, discounted to March 31, 2020, using a cost of equity of 13% ranged from $8.00 to $17.75 per Share, with a median of $11.25.

General

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying PJT Partners' opinion. In arriving at its fairness determination, PJT Partners considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, PJT Partners made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Stemline or the contemplated transaction. The terms of the Merger Agreement and CVR Agreement, including the Consideration, were determined through arm's-length negotiations between Stemline and Parent, rather than PJT Partners, and the decision to enter into the Merger Agreement was solely that of Stemline, Parent and Purchaser.

        PJT Partners prepared these analyses for purposes of providing its opinion to the Stemline Board as to the fairness from a financial point of view, as of the date of the written opinion of PJT Partners, of the Consideration to be received by the holders of Shares pursuant to the Transactions. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Stemline, Parent, PJT Partners or any other person assumes responsibility if future results are materially different from those forecasts.

        PJT Partners is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Stemline selected PJT Partners because of its qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally and in the biopharmaceutical industry specifically.

        PJT Partners is acting as financial advisor to Stemline in connection with the Transactions. As compensation for its services in connection with the Transactions, PJT Partners is entitled to receive from Stemline (i) $1.0 million, which became payable upon the delivery of PJT Partners' opinion to the Stemline Board, (ii) additional compensation upon the closing of the Transactions which is based upon a formula and was estimated to be approximately $8.3 million as of May 4, 2020, and (iii) additional compensation upon payment of the Milestone Payment, if any, which is based upon a formula and was estimated to be approximately $800,000 as of May 4, 2020, resulting in total fees of approximately $10.1 million. Stemline has also agreed to reimburse PJT Partners for out-of-pocket expenses and to indemnify PJT Partners for certain liabilities arising out of the performance of such services (including the rendering of PJT Partners' opinion).

        In the ordinary course of PJT Partners and its affiliates' businesses, PJT Partners and its affiliates may provide investment banking and other financial services to Stemline, Parent or their respective affiliates, including the Menarini Group, and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, PJT Partners has not received fees from Stemline, Parent or the Menarini Group for any such services.

Opinion of BofA Securities, Inc.

        Stemline has retained BofA Securities to act as Stemline's financial advisor in connection with the Transactions. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with merger transactions and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Stemline selected BofA Securities to act as its financial advisor in connection with the Transactions on the basis of BofA Securities' experience in transactions similar to the Transactions and its reputation in the investment community.

        On May 3, 2020, at a meeting of the Stemline Board held to evaluate the Transactions, BofA Securities delivered to the Stemline Board an oral opinion, which was confirmed by delivery of a written opinion dated May 3, 2020, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Consideration to be received by holders of Shares (other than the Excluded Holders (as defined in BofA Securities' written opinion)) was fair, from a financial point of view, to such holders.

        The full text of BofA Securities' written opinion to the Stemline Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached in Annex I to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Securities's opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the Stemline Board for the benefit and use of the Stemline Board (in its capacity as such) in connection with and for purposes of its evaluation of the Consideration from a financial point of view. BofA Securities' opinion does not address any other aspect of the Transactions and no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Stemline or in which Stemline might engage or as to the underlying business decision of Stemline to proceed with or effect the Transactions. BofA Securities' opinion does not address any other aspect of the Transactions and does not constitute a recommendation to any stockholder as to whether any stockholder should tender their Shares in the Offer or how to vote or act in connection with the proposed Transactions or any other matter.

        In connection with rendering its opinion, BofA Securities has, among other things:

  (i)
  reviewed certain publicly available business and financial information relating to Stemline;

  (ii)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Stemline furnished to or discussed with BofA Securities by the management of Stemline, including certain financial forecasts relating to Stemline prepared by the management of Stemline, referred to herein as the Management Projections;

  (iii)
  reviewed and discussed with the management of Stemline the estimated tax attributes of Stemline prepared by the management of Stemline (the "Tax Attributes");

  (iv)
  discussed the past and current business, operations, financial condition and prospects of Stemline with members of senior management of Stemline;

  (v)
  discussed with the management of Stemline its assessments as to the probability of achieving the Milestone (as defined in the CVR Agreement) giving rise to the Milestone Payment (as defined in the CVR Agreement) and the expected timing of achievement of the Milestone and corresponding payment;

  (vi)
  reviewed the trading history for the Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

  (vii)
  compared certain financial and stock market information of Stemline with similar information of other companies BofA Securities deemed relevant;

  (viii)
  compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

  (ix)
  reviewed a draft, dated May 3, 2020, of the Merger Agreement (the "Draft Merger Agreement") and a draft, dated May 3, 2020, of the CVR Agreement (the "Draft CVR Agreement"); and

  (x)
  performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

        In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Stemline that it was not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Management Projections and the Tax Attributes, BofA Securities was advised by Stemline, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stemline as to the future financial performance of Stemline and the other matters covered thereby. BofA Securities relied, at the direction of Stemline, on the assessments of the management of Stemline as to the ability to utilize the Tax Attributes. BofA Securities also relied, at the direction of Stemline, upon the assessment of the management of Stemline that the Milestone (as defined in the CVR Agreement) required for payment in full of the Milestone Payment (as defined in the CVR Agreement) would be achieved with an 80% probability in 2021 and, therefore, that the probability adjusted Milestone Payment would be $0.80 on June 30, 2021, with respect to each CVR issued in respect of a Share. BofA Securities expressed no view as to the probability of achieving the Milestone giving rise to the Milestone Payment, the expected timing of achievement of the Milestone and the corresponding payment, or the assumptions on which they were based. BofA Securities did not make or was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Stemline or any other entity, nor did it make any physical inspection of the properties or assets of Stemline or any other entity. BofA Securities did not evaluate the solvency or fair value of Stemline, Parent or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of Stemline, that the Transactions would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Stemline, Parent or any other entity or the Transactions (including the contemplated benefits thereof). BofA Securities also assumed, at the direction of Stemline, that the final executed Merger Agreement and CVR Agreement would not differ in any material respect from the Draft Merger Agreement and the Draft CVR Agreement, respectively, reviewed by it.

        BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Transactions (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transactions or the CVRs or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transactions or otherwise. BofA Securities' opinion was limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of Shares (other than the Excluded Holders (as defined in BofA Securities' opinion)) and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Stemline or in which Stemline might engage or as to the underlying business decision of Stemline to proceed with or effect the Transactions. In addition, BofA Securities did not express any view or opinion with respect to, and BofA Securities relied, with the consent of Stemline, upon the assessments of Stemline and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Stemline or any other entity and the Transactions (including the contemplated benefits thereof) as to which matters BofA Securities understood that Stemline obtained such advice as Stemline deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as to whether any stockholder should tender their Shares in the Offer or how any stockholder should vote or act in connection with the Transactions or any other matter.

        BofA Securities' opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. As of the date of BofA Securities' opinion, the credit, financial and stock markets had been experiencing unusual volatility and BofA Securities expressed no opinion or view as to any potential effects of such volatility on Stemline, Parent, Menarini or the Transactions. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities' opinion was approved by a fairness opinion review committee of BofA Securities. Except as described in this summary, Stemline imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

        The discussion set forth below in the section entitled "Summary of Material Stemline Financial Analyses" represents a brief summary of the material financial analyses presented by BofA Securities to the Stemline Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Summary of Material Stemline Financial Analyses.

        Calculation of Implied Value of the Consideration.    BofA Securities calculated a range of implied values of the Consideration of $12.19 to $12.22, consisting of (i) cash consideration of $11.50 per share and (ii) the implied values of the CVR consideration of $0.72 to $0.69 per share of Stemline common stock, representing the present value of the probability-adjusted Milestone Payment of $0.80 with respect to each CVR issued in respect of a Share (assuming an 80% probability of success and a June 30, 2021 estimated payout date, each per Stemline management) by applying a range of discount rates from 9% to 12% based on an estimate of Stemline's weighted average cost of capital.

        Selected Publicly Traded Companies Analysis.    BofA Securities reviewed publicly available financial and stock market information including the following information, for Stemline and the following seven publicly traded companies in the biopharmaceutical industry:

Name of Company	TEV/2024E Revenue Multiple
Blueprint Medicines Corp.	2.2x
Agios Pharmaceuticals, Inc.	2.2x
Epizyme, Inc.	2.5x
Karyopharm Therapeutics, Inc.	2.5x
Clovis Oncology, Inc.	1.3x
Puma Biotechnology, Inc.	1.1x
MacroGenics, Inc.	0.5x

        BofA Securities reviewed, among other things, enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on May 1, 2020, plus debt, less cash, plus the additional value of any preferred equity, as applicable, as a multiple of calendar year 2024 estimated revenue. BofA Securities then applied calendar year 2024 revenue multiples of 1.1x to 2.2x derived from the selected publicly traded companies to Stemline's calendar year 2024 estimated risk-adjusted net revenue. Estimated financial data of the selected publicly traded companies were based on publicly available research analysts' estimates, and estimated financial data of Stemline were based on the Management Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Stemline, rounded to the nearest $0.05, as compared to the Range of Implied Values for the Consideration:

Implied Per Share Equity Value Reference Range for Stemline	Range of Implied Values for the Consideration
$8.70 - $14.50	$12.19 - $12.22

        No company used in this analysis is identical or directly comparable to Stemline. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Stemline was compared.

        Selected Precedent Transactions Analysis.    BofA Securities reviewed, to the extent publicly available, financial information, including the following information, relating to the following nine selected transactions involving companies in the biopharmaceutical industry:

Acquiror	Target
Eli Lilly & Company	Demira, Inc.
Swedish Orphan Biovitrum AB	Dova Pharmaceuticals, Inc.
H. Lundbeck A/S	Alder BioPharmaceuticals, Inc.
Horizon Pharma plc.	Raptor Pharmaceutical Corp.
Galenica Ltd.	Relypsa, Inc.
BioMarin Pharmaceutical Inc.	Prosensa Holding N.V.
Actavis plc	Durata Therapeutics, Inc.
H. Lundbeck A/S	Chelsea Therapeutics International, Ltd.
Allergan, Inc.	MAP Pharmaceuticals, Inc.

        BofA Securities reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction (including nominal CVR values at the time of announcement), as a multiple of the target company's peak revenue (utilizing such target company's risk-adjusted peak revenue where available). BofA Securities then applied peak revenue multiples of 0.70x to 1.30x respectively, derived from the selected transactions to Stemline's estimated peak risk-adjusted net revenue. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction and had a mean TEV/Peak Revenue multiple of 1.2x and a median TEV/Peak Revenue multiple of 1.1x. Estimated financial data of Stemline were based on the Management Projections. This analysis indicated the following approximate implied per share equity value reference ranges for Stemline, rounded to the nearest $0.05, as compared to the Range of Implied Values for the Consideration:

Implied Per Share Equity Value Reference Range for Stemline	Range of Implied Values for the Consideration
$9.80 - $15.70	$12.19 - $12.22

        No company, business or transaction used in this analysis is identical or directly comparable to Stemline or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Stemline and the Transactions were compared.

        Discounted Cash Flow Analysis.    BofA Securities performed a discounted cash flow analysis of Stemline to calculate the estimated present value of the standalone risk-adjusted, unlevered, after-tax free cash flows that Stemline was forecasted to generate during the timeframe of Q2 to Q4 2020, and fiscal years 2021 through 2031 based on the Management Projections and the Tax Attributes. The cash flows and Tax Attributes were then discounted to present value as of March 31, 2020, using discount rates ranging from 9.0% to 12.0%, which were based on an estimate of Stemline's weighted average cost of capital. From the resulting enterprise values, BofA Securities then added to such amount Stemline's estimated cash, per Stemline management, to derive equity values. This analysis indicated

the following approximate implied per share equity value reference ranges for Stemline, rounded to the nearest $0.05, as compared to the Range of Implied Values for the Consideration:

Implied Per Share Equity Value Reference Range for Stemline	Range of Implied Values for the Consideration
$10.35 - $12.10	$12.19 - $12.22

  Other Factors

        In rendering its opinion, BofA Securities also noted certain additional factors that were not considered part of BofA Securities material financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

  •
  BofA Securities reviewed the trading range for the Shares for the 52-week period ended May 1, 2020, which was $3.41 to $17.60 per share;

  •
  BofA Securities reviewed the premiums paid in certain precedent biopharma transactions over the target company's unaffected stock price and noted the premiums range of 44% and 93% representing the 25th to 75th percentile of the observations; and

  •
  BofA Securities reviewed certain publicly available equity research analyst price targets for the Shares available as of May 1, 2020, and noted that the discounted range (discounted one year at a discount rate of 10.5%) of the price targets (excluding the highest and lowest analyst price targets) was $8.15 to $18.10 per share.

Miscellaneous

        As noted above, the discussion set forth above in the section entitled "Summary of Material Stemline Financial Analyses" is a summary of the material financial analyses presented by BofA Securities to the Stemline Board in connection with BofA Securities' opinion and is not a comprehensive description of all analyses undertaken or factors considered by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized in this section must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities' analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

        In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Stemline and Parent. The estimates of the future performance of Stemline in or underlying BofA Securities' analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities' analyses. These analyses were prepared solely as part of BofA Securities' analysis of the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Holders (as defined in BofA Securities's opinion)) of the Consideration to be received by such holders and were provided to the Stemline Board in connection with the delivery of BofA Securities Fairness Opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described in this section are inherently subject to substantial uncertainty and should not be taken to be BofA Securities' view of the actual values of Stemline.

        The type and amount of consideration payable in the Transactions was determined through negotiations between Stemline and Parent, rather than by any financial advisor, and was approved by the Stemline Board. The decision to enter into the Transactions, the Merger Agreement and the CVR Agreement was solely that of the Stemline Board. As described above, BofA Securities' opinion and analyses were only one of many factors considered by the Stemline Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Stemline Board or management with respect to the Transactions or the Consideration.

        Stemline has agreed to pay BofA Securities for its services in connection with the Transactions an aggregate fee currently estimated to be approximately $8 million, $1 million of which was payable upon delivery of its opinion and the remaining portion of which is contingent upon consummation of the Transactions. Stemline also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities' engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

        BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Stemline, Parent, Menarini and certain of their respective affiliates.

        BofA Securities and its affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Stemline and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services. From April 1, 2018, through March 31, 2020, BofA Securities and its affiliates derived aggregate revenues from Stemline and certain of its affiliates of less than $1 million for investment and corporate banking services.

        In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Parent, Menarini and certain of their respective affiliates and have received or in the future may receive compensation for the rendering of these services. From April 1, 2018, through March 31, 2020, BofA Securities and its affiliates derived aggregate revenues from Parent, Menarini and certain of their respective affiliates of less than $1 million for investment and corporate banking services.

ITEM 5.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Stemline has retained PJT Partners and BofA Securities to act as its financial advisors in connection with the Offer and the Merger.

        Information pertaining to the retention of PJT Partners and BofA Securities by Stemline under the heading "Item 4. The Solicitation or Recommendation—Opinions of Stemline's Financial Advisors" is hereby incorporated by reference in this Item 5.

        Neither Stemline nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Stemline's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Stemline, for which services no additional compensation will be paid.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Other than the transactions set forth in Annex II to this Schedule 14D-9 and (i) the scheduled vesting of Company RSUs and issuances by Stemline with respect thereto, (ii) the scheduled vesting of Company Options and Restricted Shares and (iii) the grant of Company Options, Company RSUs and Restricted Shares in the ordinary course, no transactions with respect to Shares have been effected by Stemline or, to the knowledge of Stemline after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, Stemline is not undertaking or engaged in any negotiations in response to the Offer that relate to:

  •
  a tender offer or other acquisition of Stemline's securities by Stemline or any other person;

  •
  any extraordinary transaction, such as a merger, reorganization or liquidation, involving Stemline;

  •
  any purchase, sale or transfer of a material amount of assets of Stemline; or

  •
  any material change in the present dividend rate or policy or indebtedness or capitalization of Stemline.

        Except as set forth in this Schedule 14D-9 or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Stemline Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.    ADDITIONAL INFORMATION

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Stemline and its Executive Officers, Directors and Affiliates" is incorporated herein by reference.

Golden Parachute Compensation

Information Regarding Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise related to the Offer and the Merger for each of Stemline's executive officers who are designated as "named executive officers" in Stemline's Definitive Proxy

Statement filed on April 29, 2020. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the Merger-related compensation that will or may be payable to our named executive officers. The amounts set forth in the table below are based on multiple assumptions that may or may not actually prove correct, including assumptions described in this Schedule 14D-9 and in the footnotes to the table below. As a result, the actual amounts, if any, to be received by a named executive officer in connection with the Merger may differ materially from the amounts set forth below.

        The table below sets forth, for the purposes of this golden parachute disclosure, the amount of payments and benefits that each of Stemline's named executive officers would receive, assuming that (i) the Effective Time occurs on June 1, 2020 (which is the assumed date solely for purposes of this golden parachute compensation disclosure); (ii) each of Stemline's named executive officers experiences a qualifying termination of employment at the Effective Time; (iii) the unvested Company Options, Company RSUs and Restricted Shares outstanding as of May 1, 2020, will be cancelled in exchange for a cash payment equal to $11.50 per share and a corresponding CVR cash payment (or corresponding phantom CVR cash payment in respect of Out-Of-The-Money Options) equal to $1.00, which is the maximum amount payable under each CVR (or phantom CVR); (iv) no named executive officer receives any additional equity grants or retention awards (other than the retention awards described above for Messrs. Gionco and Francomano) on or prior to the Effective Time; and (v) no named executive officer enters into any new agreement with Stemline or otherwise becomes legally entitled, prior to the Effective Time, to additional compensation or benefits.

	Golden Parachute Compensation
Name(1)	Cash ($)(2)	Equity ($)(3)	Pension/ NQDC ($)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Ivan Bergstein	3,654,027	12,275,438	—	12,738	—	15,942,203
Kenneth Hoberman	1,256,999	12,166,063	—	40,762	—	13,463,824
David G. Gionco	713,824	3,244,463	—	25,476	—	3,983,763
Robert Francomano	781,734	1,850,163	—	19,107	—	2,651,004

(1)
Under relevant SEC rules, Stemline is required to provide information in this table with respect to Stemline's named executive officers, who are generally the individuals whose compensation was required to be reported in the summary compensation table of Stemline's most recent proxy statement.

(2)
The amounts in this column represent the "double-trigger" cash severance payments that would be made under each named executive officer's employment agreement or, in the case of Mr. Francomano only, under the CIC Severance Plan. Additionally, in the case of Messrs. Gionco and Francomano, the amounts in this column include the potential maximum cash payment under the cash retention plan that they could earn if they do not experience a qualifying termination after the Effective Time and their employment is not terminated through a date certain. For additional disclosure related to the amounts set forth in this column, see the sections above titled "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Stemline and its Executive Officers, Directors and Affiliates—Potential Severance Under Employment Agreements" and "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements

  Between Stemline and its Executive Officers, Directors and Affiliates—Severance Plan." The following table breaks down the amount in this column by types of cash payments:

Name	Cash Severance ($)	Maximum Cash Retention ($)
Ivan Bergstein	3,654,027	—
Kenneth Hoberman	1,256,999	—
David G. Gionco	369,857	343,967
Robert Francomano	438,534	343,200
(3)
The amounts in this column represent the estimated pre-tax amounts payable to each named executive officer in cancellation of unvested In-The-Money Options, Restricted Shares, Company RSUs and the maximum amount payable under corresponding CVRs held by such named executive officer at the Effective Time. The value of such In-The-Money Options is calculated by multiplying the excess of $11.50 over the exercise price per Share under such In-The-Money Option by the number of Shares subject to such In-The-Money Option, the value of the Restricted Shares and Company RSUs is calculated by multiplying the number of Restricted Shares and number of Shares subject to such Company RSUs by $11.50, and the value of the corresponding CVRs (or phantom CVRs in respect of Out-Of-The-Money Options) is calculated by multiplying the number of CVRs (or phantom CVRs) corresponding to the corresponding In-The-Money Options, Restricted Shares and Company RSUs by $1.00. The amounts in this column are considered "single-trigger." The following table breaks down the amounts in this column by types of Stemline's equity award:

Name	Unvested In-The-Money Company Options	Restricted Shares	Company RSUs	Corresponding CVRs or Phantom CVRs
Ivan Bergstein	—	$8,763,403	$2,530,000	$982,035
Kenneth Hoberman	—	$4,292,778	$6,900,000	$973,285
David G. Gionco	—	$2,984,906	—	$259,557
Robert Francomano	$21,375	$1,682,485	—	$146,303
(4)
The amounts in this column represent the estimated value of Stemline-paid COBRA premiums for the requisite number of months under the named executive officers' employment agreements (for Messrs. Bergstein, Hoberman and Gionco this is six (6), eighteen (18) and twelve (12) months, respectively) or under the CIC Severance Plan (for Mr. Francomano this is nine (9) months). The amounts in this column are considered "double-trigger" as they will only be payable in the event of a qualifying termination of employment following the Effective Time.

(5)
No named executive officer has a right to any reimbursement for taxes as a result of the Transactions.

Contingent Value Rights Agreement

        At or prior to the Offer Acceptance Time, Parent and a rights agent mutually agreeable to Parent and Stemline will enter into the CVR Agreement in the form attached to the Merger Agreement governing the terms of the CVRs to be received by Stemline's equityholders. Each equityholder will receive one (1) CVR for (i) each Share he, she or it holds, (ii) each Share underlying any In-The-Money Options, Company RSUs and Restricted Shares, held by him, her or it, whether or not vested and (iii) each Out-Of-The-Money Options held by him, her or it with an exercise price below $12.50. The CVRs are not transferable except under certain limited circumstances, will not be evidenced by a certificate or other instrument and will not be registered or listed for trading. The

CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Parent, Purchaser, Stemline or any of their affiliates.

        Each CVR represents the right to receive the Milestone Payment upon the first sale by or on behalf of Parent, its assignees, affiliates, licensees or sublicencees (including Stemline and its subsidiaries) for use or consumption by the general public of ELZONRIS for the treatment of adult patients with BPDCN in any one of the following countries – the United Kingdom, France, Spain, Germany, or Italy – after Marketing Authorization Approval in the European Union through the centralized procedure (the "Milestone"). The Milestone must be achieved on or prior to December 31, 2021, or the Milestone Payment will not be payable by Parent. If earned, the Milestone Payment will equal $1.00 per CVR, except that for each CVR received for an Out-Of-The-Money Option, the Milestone Payment will equal the excess of $12.50 over the per Share exercise price of such Out-Of-The-Money Option. Such payment will be made on or prior to the date that is ten (10) business days following delivery by Parent to the rights agent of a written notice indicating that the Milestone was achieved.

        There can be no assurance that the Milestone will be achieved prior to December 31, 2021, and that the resulting Milestone Payment will be required of Parent.

The foregoing summary and description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger

        The Stemline Board has approved the Offer, the Merger, the Merger Agreement and other transactions contemplated in or by the Merger Agreement in accordance with the DGCL. If the Offer is consummated, Stemline does not anticipate seeking the approval of Stemline's remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiror holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Stemline, Parent and Purchaser intend to effect the closing of the Merger without a vote of the stockholders of Stemline in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

        Stemline is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (defined generally to include a person who, together with such person's affiliates and associates, owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions and transactions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three (3) years following the date such person became an interested stockholder unless:

  •
  the transaction in which the stockholder became an interested stockholder or the business combination was approved by board of directors of the corporation before the other party to the business combination became an interested stockholder;

  •
  upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

  •
  the business combination was approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that the interested stockholder did not own.

        Each of Parent and Purchaser is not, nor at any time for the past three (3) years has been, an "interested stockholder" of Stemline as defined in Section 203 of the DGCL. In addition, in accordance with the provisions of Section 203, the Stemline Board has approved the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, as described in "Item 4. The Solicitation or Recommendation" above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the Transactions.

Appraisal Rights

        No appraisal rights are available to stockholders of Stemline in connection with the Offer. However, if the Offer is completed and the Merger is consummated, the holders of record of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer (or who had tendered but subsequently validly withdrawn such tender, and not otherwise waived their appraisal rights), (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares in accordance with Section 262 of the DGCL, will be entitled to receive payment of the "fair value" of such Shares, together with a fair rate of interest, if any, as determined by the Delaware Court of Chancery.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex III and is incorporated by reference herein. All references in Section 262 of the DGCL and in this summary to a "stockholder" or "holder of Shares" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. Under Delaware law, the procedures to properly demand and perfect appraisal rights must be carried out by, and in the name of, those registered as the holders of record of Shares. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, and who wishes to demand appraisal rights, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        The "fair value" of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of such Shares. Stockholders should recognize that the value determined in an appraisal proceeding of the Delaware Court of Chancery could be higher or lower than, or the same as, the Merger Consideration. Moreover, Parent and Stemline may argue in an appraisal proceeding that, for purposes of such proceeding, the "fair value" of such Shares is less than the Merger Consideration.

        Under Section 262 of the DGCL, if a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, must notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. THIS SCHEDULE 14D-9 CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS.

        Stockholders wishing to exercise the right to seek an appraisal of their Shares must do ALL of the following:

  •
  the stockholder must, within the later of the consummation of the Offer (which will occur at the date and time of the acceptance for payment of Shares pursuant to and subject to the conditions of the Offer) and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Stemline a written demand for appraisal of their Shares, which demand must reasonably inform Stemline of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  the stockholder must not tender his, her or its Shares pursuant to the Offer; and

  •
  the stockholder must continuously hold the Shares from the date of making the demand through the Effective Time.

Any stockholder who sells Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement, as well as the Offer to Purchase and related Letter of Transmittal, as applicable.

        Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the Shares registered in that holder's name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the record stockholder's name as it appears on the stock certificate(s). The demand must reasonably inform Stemline of the identity of the stockholder and state that the stockholder intends to demand appraisal of his, her or its Shares.

        If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds Shares as nominee for several beneficial owners, may exercise appraisal rights with respect to the Shares issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners; in such case, however, the written demand should set forth the number of Shares issued and outstanding immediately prior to the Effective Time as to which appraisal is sought, and where no number of Shares is expressly mentioned the demand will be presumed to cover all Shares that are held in the name of the record owner. STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND WHO WISH TO EXERCISE APPRAISAL RIGHTS, SHOULD CONSULT WITH THEIR BROKERS TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE NOMINEE HOLDER TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS. IF A STOCKHOLDER HOLDS HIS, HER OR ITS SHARES THROUGH A BROKER WHO IN TURN HOLDS THE STOCKHOLDER'S SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY

NOMINEE SUCH AS CEDE & CO., A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS RECORD HOLDER.

        A stockholder who elects to exercise appraisal rights under Section 262 of the DGCL should mail or deliver a written demand for appraisal to:

    Stemline Therapeutics, Inc.
    750 Lexington Avenue, Eleventh Floor
    New York, New York 10022
    Attn: General Counsel

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, the Surviving Corporation must send an additional notice of the Effective Time to all of Stemline's stockholders who are entitled to appraisal rights and who have delivered a written demand for appraisal to Stemline in accordance with Section 262 of the DGCL. Within one hundred twenty (120) days after the Effective Time, the Surviving Corporation or any stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery, with a copy served upon the Surviving Corporation in the case of a petition filed by a stockholder, demanding a determination of the "fair value" of the Shares held by all dissenting stockholders. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person's own name, file the petition described in the previous sentence. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. If a petition for appraisal is not timely filed, all stockholders' appraisal rights will cease.

        Stockholders who desire to have their Shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

        Within one hundred twenty (120) days after the Effective Time, any stockholder who has complied with the provisions of Section 262 of the DGCL to that point in time may receive from the Surviving Corporation, upon request given in writing (or by electronic transmission), a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which the Surviving Corporation has received demands for appraisal, and the aggregate number of holders of those Shares. A person who is the beneficial owner of Shares held in a voting trust or by a nominee on behalf of such person may, in such person's own name, request from the Surviving Corporation the statement described in the previous sentence. The Surviving Corporation must mail this statement to the stockholder within the later of ten (10) days of receipt of the request or ten (10) days after expiration of the period for delivery of demands for appraisal.

        If a petition for appraisal is duly filed by a stockholder and a copy of the petition is served on the Surviving Corporation, the Surviving Corporation will then be obligated, within twenty (20) days after receiving service of a copy of the petition, to file in the office of the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Corporation. After notice to stockholders who demanded appraisal of their Shares as may be required by the Delaware Court of Chancery, the Delaware Court of Chancery will conduct a hearing upon the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby.

        The Delaware Court of Chancery may require the stockholders demanding appraisal who hold certificated Shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings. If any stockholder fails to comply with the court's direction, the court may dismiss the proceeding as to that stockholder.

        The Delaware Court of Chancery will thereafter determine the "fair value" of the Shares held by stockholders who have complied with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, but together with the interest, if any, to be paid on the amount determined to be "fair value." Such interest rate shall accrue from the Effective Time through the date of payment of the judgment, compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge), unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown.

        In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining "fair value" in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that "fair value" is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." The Delaware Court of Chancery may determine the "fair value" of the Shares to be more than, less than or equal to the Merger Consideration that the stockholders would otherwise receive under the Merger Agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement.

        The Delaware Court of Chancery may determine the costs of the appraisal proceeding (which do not include attorneys' fees or the fees and expenses of experts), and those costs may be taxed upon the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal.

        The "fair value" of the Shares as determined under Section 262 of the DGCL could be greater than, the same as or less than the Merger Consideration described in the Merger Agreement. An opinion of an investment banking firm as to the fairness, from a financial point of view, of the consideration payable in a merger is not an opinion as to, and does not in any manner address, "fair value" under Section 262 of the DGCL. No representation is made as to the outcome of the appraisal of "fair value" as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger Consideration.

        Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL may not, after the Effective Time, vote the Shares subject to the demand for any purpose or receive any dividends or other distributions on those Shares, except dividends or other distributions payable to holders of record of Shares as of a record date prior to the Effective Time.

        If no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time, or if a stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party delivers a written withdrawal of the stockholder's demand for appraisal and an acceptance of the terms offered in the Merger within sixty (60) days after the Effective Time, then the right of the stockholder to appraisal will cease. Any attempt to withdraw made more than sixty (60) days after the Effective Time will require the Surviving Corporation's written approval, and no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger Consideration offered pursuant to the Merger Agreement within sixty (60) days after the Effective Time. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder's Shares will be converted into the right to receive the Merger Consideration described in the Merger Agreement.

        The foregoing summary of the rights of Stemline's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by Stemline's stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex III to this Schedule 14D-9.

        FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER PRICE DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262 OF THE DGCL, IF YOU ARE A HOLDER OF SHARES AND ARE CONSIDERING EXERCISING YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Stemline, please see Stemline's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the SEC on March 16, 2020, and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed with the SEC on May 11, 2020.

Legal Proceedings

        Lawsuits arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.

Regulatory Approvals

Antitrust in the United States

        Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a tender offer of this type is fifteen (15) days. Parent and Stemline plan to submit their respective HSR filings on May 15, 2020, and the waiting period will expire at 11:59 p.m. Eastern Time on June 1, 2020. However, this period may be shortened if the reviewing agency grants "early termination" of the waiting period, or lengthened if the acquiring person voluntarily withdraws and refiles to allow a second fifteen (15)-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material, in which case the waiting period expires ten (10) days after the date when the acquiring person has certified its substantial compliance with such request. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of the Menarini Group and/or Stemline. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Menarini Group and Stemline do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be.

Forward-Looking Statements

        The information contained in this Schedule 14D-9 is as of May 12, 2020. Stemline and the Menarini Group assume no obligation to update forward-looking statements contained in this Schedule 14D-9 as the result of new information or future events or developments, except as may be required by law.

        This Schedule 14D-9 contains forward-looking information related to the Menarini Group, Stemline and the proposed acquisition of Stemline that involves substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this document and the accompanying exhibits include, among other things, statements about the potential benefits of the proposed acquisition, the anticipated contingent value right payment, Stemline's plans, objectives, expectations and intentions, the financial condition, results of operations and business of Stemline, Stemline's product pipeline and portfolio assets, Stemline's ability to achieve the milestone that triggers the CVR payment, the anticipated timing of closing of the proposed acquisition and expected plans for financing the proposed acquisition. Risks and uncertainties include, among other things, risks related to the satisfaction or waiver of the conditions to closing the proposed acquisition (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of Stemline's stockholders will tender their Shares in the tender offer and the possibility that the acquisition does not close; the possibility that competing offers may be made; risks related to obtaining the requisite consents to the acquisition, including, without limitation, the timing (including possible delays) and receipt of clearance under the HSR Act; disruption from the transaction making it more difficult to maintain business and operational relationships; significant transaction costs; the uncertainties inherent in research and development, including the ability to meet anticipated clinical endpoints, commencement and/or completion dates for clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable new clinical data and further analyses of existing clinical data and, as such, the uncertainty that the milestone for the CVR payment may not be achieved in the prescribed timeframe or at all.

        A further description of risks and uncertainties relating to Stemline can be found in Stemline's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, and in its subsequent Current Reports on

Form 8-K, all of which are filed with the SEC and available at www.sec.gov and https://ir.stemline.com/financial-information.

        These forward-looking statements are based on numerous assumptions and assessments made by the Menarini Group and Stemline in light of their respective experiences and perceptions of historical trends, current conditions, business strategies, operating environment, future developments and other factors they believe are appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Although it is believed that the expectations reflected in the forward-looking statements in this Schedule 14D-9 are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this Schedule 14D-9 are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this Schedule 14D-9.

ITEM 9.    EXHIBITS

Exhibit No.		Description
(a)(1)(A)		Offer to Purchase, dated May 12, 2020 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(1)(B)		Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)		Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)		Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)		Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)		Form of Summary Advertisement, as published in The New York Times on May 12, 2020 (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(1)(G)
Joint Press Release issued by A. Menarini-Industrie Farmaceutiche Riunite-S.r.l. and Stemline Therapeutics, Inc. on May 4, 2020 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent and the Schedule 14D-9C filed by Stemline with the SEC on May 4, 2020).
(a)(5)(A)	*	Opinion of PJT Partners LP, dated May 3, 2020 (included in Annex I to this Schedule 14D-9).
(a)(5)(B)	*	Opinion of BofA Securities, Inc., dated May 3, 2020 (included in Annex I to this Schedule 14D-9).
(a)(5)(C)		Social Media Post, dated May 4, 2020 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by Parent with the SEC on May 5, 2020).
(a)(5)(D)		Letter from Stemline's CEO to Stemline's employees on May 4, 2020 (incorporated herein by reference to Exhibit 99.2 to the Schedule 14D-9C filed by Stemline with the SEC on May 4, 2020).
(a)(5)(E)
Frequently Asked Questions sent to Stemline's employees, first used on May 4, 2020 (incorporated herein by reference to Exhibit 99.3 to the Schedule 14D-9C filed by Stemline with the SEC on May 4, 2020).
(e)(1)
Agreement and Plan of Merger, dated May 3, 2020, among Stemline Therapeutics, Inc., Berlin-Chemie AG and Mercury Merger Sub, Inc. (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Stemline with the SEC on May 4, 2020).
(e)(2)		Form of Contingent Value Rights Agreement (incorporated herein by reference to Annex III to Exhibit 2.1 to the Form 8-K filed by Stemline with the SEC on May 4, 2020).
(e)(3)
Form of Tender and Support Agreement, among Berlin-Chemie AG, Mercury Merger Sub, Inc. and certain stockholders of Stemline Therapeutics, Inc. (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Stemline with the SEC on May 4, 2020).

Exhibit No.		Description
(e)(4)		Stemline Mutual Confidential Disclosure Agreement, effective July 19, 2019, by and between Stemline Therapeutics, Inc. and A. Menarini-Industrie Farmaceutiche Riunite-S.r.l. (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).
(e)(5)
Exclusivity Agreement, dated April 13, 2020, between Stemline Therapeutics, Inc. and A. Menarini-Industrie Farmaceutiche Riunite-S.r.l. (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).
(e)(6)		Amended and Restated 2004 Employee, Director and Consultant Stock Plan (incorporated herein by reference to Exhibit 10.10 to the Form S-1 filed by Stemline with the SEC on April 2, 2012).
(e)(7)
Form of Incentive Stock Option Agreement under the Amended and Restated 2004 Employee, Director and Consultant Stock Plan (incorporated herein by reference to Exhibit 10.11 to the Form S-1 filed by Stemline with the SEC on April 2, 2012).
(e)(8)
Form of Non-qualified Stock Option Agreement under Amended and Restated 2004 Employee, Director and Consultant Stock Plan (incorporated herein by reference to Exhibit 10.12 to the Form S-1 filed by Stemline with the SEC on April 2, 2012).
(e)(9)		2012 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.13 to the Form S-1/A filed by Stemline with the SEC on July 19, 2012).
(e)(10)		Form of Incentive Stock Option Agreement under 2012 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.14 to the Form S-1/A filed by Stemline with the SEC on July 19, 2012).
(e)(11)		2016 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Definitive Proxy Statement filed by Stemline with the SEC on April 8, 2016).
(e)(12)		Amendment No. 1 to the 2016 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Definitive Proxy Statement filed by Stemline with the SEC on May 1, 2017).
(e)(13)		Amendment No. 2 to the 2016 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Definitive Proxy Statement filed by Stemline with the SEC on April 30, 2018).
(e)(14)		Amendment No. 3 to the 2016 Equity Incentive Plan (incorporated herein by reference to Appendix A to the Definitive Proxy Statement filed by Stemline with the SEC on April 30, 2019).
(e)(15)	*	Stemline Therapeutics, Inc. Change in Control Severance Plan.
(e)(16)
Form of Indemnification Agreement between Stemline Therapeutics, Inc. and each director (incorporated herein by reference to Exhibit 10.9 to the Form S-1/A filed by Stemline with the SEC on June 20, 2012).
(e)(17)
Employment Agreement between Stemline Therapeutics, Inc. and Ivan Bergstein, M.D., dated June 15, 2012 (incorporated herein by reference to Exhibit 10.8 to the Form S-1/A filed by Stemline with the SEC on June 20, 2012).
(e)(18)
Employment Agreement between Stemline Therapeutics, Inc. and Kenneth Hoberman, dated January 7, 2016 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Stemline with the SEC on January 13, 2016).

Exhibit No.		Description
(e)(19)		Offer Letter Agreement between Stemline Therapeutics, Inc. and David G. Gionco, dated January 16, 2014 (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by Stemline with the SEC on January 23, 2014).
(e)(20)	*	Offer Letter Agreement between Stemline Therapeutics, Inc. and Robert Francomano, dated March 1, 2017.

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2020

Stemline Therapeutics, Inc.
By:	/s/ IVAN BERGSTEIN, M.D. Ivan Bergstein, M.D. Chairman, Chief Executive Officer and President

Annex I

May 3, 2020

Board of Directors
Stemline Therapeutics, Inc.
750 Lexington Avenue, 11th Floor
New York, NY 10022

Members of the Board:

We understand that Stemline Therapeutics, Inc., a Delaware corporation (the "Company"), proposes to enter into an Agreement and Plan of Merger (the "Merger Agreement"), by and among the Company, Berlin-Chemie AG, a company formed under the laws of Germany ("Parent"), and Mercury Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser shall commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (such shares, the "Shares"), other than Excluded Shares (as defined in the Merger Agreement), pursuant to which Purchaser will pay consideration for each Share accepted in the Tender Offer consisting of (a) $11.50 in cash (the "Cash Consideration"), without interest, plus (b) one contingent value right (a "CVR") issued by Parent pursuant to the CVR Agreement (as defined in the Merger Agreement) entitling the holder of a CVR issued in respect of a Share to a potential payment of $1.00, to be paid pursuant to, and in the time frame set forth in, the CVR Agreement (the "CVR Consideration" and, together with the Cash Consideration, the "Consideration"). The Merger Agreement further provides, among other things, that, following completion of the Tender Offer, Purchaser will be merged with and into Company (the "Merger" and, together with the Tender Offer, the "Transaction"), as a result of which the Company will become a wholly owned subsidiary of Parent. As set forth more fully in the Merger Agreement, as a result of the Merger, each outstanding Share (other than Dissenting Shares (as defined in the Merger Agreement) and Excluded Shares) shall be converted into the right to receive the Consideration. The terms and conditions of the Transaction are fully set forth in the Merger Agreement and CVR Agreement.

You have asked us whether, in our opinion, as of the date hereof, the Consideration to be received in the Transaction by the holders of Shares (other than holders of Excluded Shares or Dissenting Shares) is fair to such holders from a financial point of view. In arriving at the opinion set forth below, we have, among other things:

  (i)
  reviewed certain publicly available information concerning the business, financial condition and operations of the Company;

  (ii)
  reviewed certain internal information concerning the business, financial condition and operations of the Company prepared and furnished to us by the management of the Company;

  (iii)
  reviewed certain internal financial analyses, estimates and forecasts relating to the Company, including projections for fiscal years 2020 through 2031 that were prepared by or at the direction of management of the Company and approved for our use by the management and the Board of the Company (collectively, the "Projections");

  (iv)
  held discussions with members of senior management of the Company concerning, among other things, their evaluation of the Transaction and the Company's business, operating and regulatory environment, financial condition, prospects and strategic objectives;

280 Park Avenue     |    New York, NY 10017     |    t. +1.212.364.7800     |    pjtpartners.com

  (v)
  reviewed the historical market prices and trading activity for the Shares;

  (vi)
  compared certain publicly available financial and stock market data for the Company with similar information for certain other companies that we deemed to be relevant;

  (vii)
  reviewed the publicly available financial terms of certain other business combinations that we deemed to be relevant;

  (viii)
  discussed with management of the Company their assessment as to the probability of achieving the Milestone (as defined in the CVR Agreement) pursuant to the CVR Agreement and the expected timing of achieving such Milestone and the Milestone Payment (as defined in the CVR Agreement);

  (ix)
  reviewed a draft, dated May 2, 2020, of the Merger Agreement;

  (x)
  reviewed a draft, dated May 2, 2020, of the CVR Agreement; and

  (xi)
  performed such other financial studies, analyses and investigations, and considered such other matters, as we deemed necessary or appropriate for purposes of rendering this opinion.

In preparing this opinion, with your consent, we have relied upon and assumed the accuracy and completeness of the foregoing information and all other information discussed with or reviewed by us, without independent verification thereof. We have assumed, with your consent, that the Projections and the assumptions underlying the Projections, and all other financial analyses, estimates and forecasts provided to us by the Company's management have been reasonably prepared in accordance with industry practice and represent the Company management's best currently available estimates and judgments as to the business and operations and future financial performance of the Company. We assume no responsibility for and express no opinion as to the Projections, the assumptions upon which they are based or any other financial analyses, estimates and forecasts provided to us by the Company's management. We have also assumed, with your consent, that there have been no material changes in the assets, financial condition, results of operations, business or prospects of the Company since the respective dates of the last financial statements made available to us. We have relied, with your consent, on management's representations and/or projections regarding taxable income, standalone net operating loss utilization and other tax attributes of the Company. We have further relied, with your consent, upon the assurances of the management of the Company that they are not aware of any facts that would make the information and projections provided by them inaccurate, incomplete or misleading. With your consent, we also have relied upon the assessment of management of the Company, and have assumed, that the Milestone required for payment of the Milestone Payment in full will be achieved with an 80% probability in 2021 and, therefore, that the probability adjusted Milestone Payment will be $0.80 on June 30, 2021 with respect to each CVR issued in respect of a Share. We express no view as to the probability of achieving the Milestone giving rise to the payment of the Milestone Payment, the expected timing of the achievement of such Milestone and the corresponding payment, or the assumptions on which they are based.

We have not been asked to undertake, and have not undertaken, an independent verification of any information provided to or reviewed by us, nor have we been furnished with any such verification and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not conduct a physical inspection of any of the properties or assets of the Company. We did not make an independent evaluation or appraisal of the assets or the liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals, nor have we evaluated the solvency of the Company, Parent or any other party (or the impact of the Transaction thereon) under any applicable laws.

We also have assumed, with your consent, that the final executed forms of the Merger Agreement and the CVR Agreement will not differ from the drafts reviewed by us in any respect material to our analysis or this opinion; that the consummation of the Transaction will be effected in accordance with the terms and conditions of the Merger Agreement and the CVR Agreement, without waiver, modification or amendment of any term, condition or agreement

| Page 2

that would be material to our analysis or this opinion; and that, in the course of obtaining the necessary regulatory or third party consents and approvals (contractual or otherwise) for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or Parent or the contemplated benefits of the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We are not legal, tax or regulatory advisors and have relied upon without independent verification the assessment of the Company and its legal, tax and regulatory advisors with respect to such matters.

We have not considered the relative merits of the Transaction as compared to any other business plan or opportunity that might be available to the Company or the effect of any other arrangement in which the Company might engage and our opinion does not address the underlying decision by the Company to engage in the Transaction. Our opinion is limited to the fairness as of the date hereof, from a financial point of view, to the holders of Shares (other than holders of Excluded Shares or Dissenting Shares) of the Consideration to be received by such holders in the Transaction, and our opinion does not address any other aspect or implication of the Transaction, the Merger Agreement, the CVR Agreement or any other agreement or understanding entered into in connection with the Transaction or otherwise, including, without limitation, the structure or form of the Transaction or the form or terms of the CVR with respect to transferability, illiquidity or otherwise. We further express no opinion or view as to the fairness of the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. We also express no opinion as to the fairness of the amount or nature of the compensation to any of the Company's officers, directors or employees, or any class of such persons, whether relative to the Consideration or otherwise. Our opinion is necessarily based upon economic, market, monetary, regulatory and other conditions as they exist and can be evaluated, and the information made available to us, as of the date hereof. We do not express any view as to the potential effects of the unusual volatility currently being experienced in the credit, financial and stock markets on the Company or the Transaction related to the Covid-19 pandemic or otherwise. We express no opinion as to the prices or trading ranges at which the Shares will trade at any time.

This opinion does not constitute a recommendation to any holder of Shares as to whether to tender Shares pursuant to the Tender Offer or as to how to vote or act with respect to the Transaction or any other matter. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. This opinion has been approved by a fairness committee of PJT Partners LP in accordance with established procedures.

This opinion is provided to the Board of Directors of the Company, in its capacity as such, in connection with and for the purposes of its evaluation of the Transaction only and is not a recommendation as to any action the Board of Directors should take with respect to the Transaction or any aspect thereof. This opinion is not to be quoted, summarized, paraphrased or excerpted, in whole or in part, in any registration statement, prospectus or proxy or information statement, or in any other report, document, release or other written or oral communication prepared, issued or transmitted by the Board of Directors, including any committee thereof, or the Company, without our prior consent. However, a copy of this opinion may be included, in its entirety, as an exhibit to any disclosure document the Company is required to file with the Securities and Exchange Commission in connection with the Transaction. Any summary of or reference to this opinion or the analysis performed by us in connection with the rendering of this opinion in such documents shall require our prior written approval.

We are acting as financial advisor to the Company with respect to the Transaction and will receive a fee from the Company for our services, a portion of which is payable upon the rendering of this opinion, a significant portion of which is contingent upon the consummation of the Transaction, and a portion of which is contingent upon payment of the Milestone Payment. In addition, the Company has agreed to reimburse us for out-of-pocket expenses and to indemnify us for certain liabilities arising out of the performance of such services (including the rendering of this opinion).

| Page 3

In the ordinary course of our and our affiliates' businesses, we and our affiliates may provide investment banking and other financial services to the Company, Parent and their respective affiliates, including the Menarini Group, and may receive compensation for the rendering of these services. During the two years preceding the date of this opinion, we have not received fees from the Company, Parent or the Menarini Group for any such services.

*        *        *

| Page 4

Based on and subject to the foregoing, we are of the opinion, as investment bankers, that, as of the date hereof, the Consideration to be received by the holders of Shares (other than holders of Excluded Shares or Dissenting Shares) in the Transaction is fair to such holders from a financial point of view.

Very truly yours,
/s/ PJT Partners LP
PJT Partners LP

| Page 5

GLOBAL CORPORATE &
BofA Securities, Inc.	INVESTMENT BANKING

May 3, 2020

The Board of Directors
Stemline Therapeutics, Inc.
750 Lexington Avenue, 11th Floor
New York, NY 10022

Members of the Board of Directors:

We understand that Stemline Therapeutics, Inc. ("Stemline") proposes to enter into an Agreement and Plan of Merger (the "Merger Agreement"), among Stemline, Berlin-Chemie AG ("Berlin-Chemie"), a subsidiary of A. Menarini Industrie Farmaceutiche Riunite S.R.L. ("Menarini"), and Mercury Merger Sub, Inc., a wholly owned subsidiary of Berlin-Chemie ("Merger Sub"), pursuant to which, among other things, Merger Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Stemline ("Stemline Common Stock") at a purchase price of (i) $11.50 per share in cash (the "Cash Consideration") and (ii) one non-transferable contingent value right per share of Stemline Common Stock (each, a "CVR") issued by Berlin-Chemie under the CVR Agreement (as defined in the Merger Agreement) (the "CVR Consideration", and together with the Cash Consideration, the "Consideration" and, such offer, the "Tender Offer") and, following consummation of the Tender Offer, Merger Sub will merge with and into Stemline (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Stemline Common Stock not tendered in the Tender Offer (other than shares of Stemline Common Stock held by Berlin-Chemie, Menarini, Merger Sub or any of their respective affiliates, and Dissenting Shares (as defined in the Merger Agreement) (holders of such shares, collectively, the "Excluded Holders")) will be converted into the right to receive the Consideration. As further described in the CVR Agreement, each CVR issued in respect of a share of Stemline Common Stock will entitle the holder thereof to receive a cash Milestone Payment (as defined in the CVR Agreement) of $1.00, if any, upon the achievement of the Milestone (as defined in the CVR Agreement) at the time and subject to the terms and conditions of the CVR Agreement, as more fully set forth in the Merger Agreement and CVR Agreement. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and CVR Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Stemline Common Stock (other than the Excluded Holders) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

  (i)
  reviewed certain publicly available business and financial information relating to Stemline;

  (ii)
  reviewed certain internal financial and operating information with respect to the business, operations and prospects of Stemline furnished to or discussed with us by the management of Stemline, including certain financial forecasts relating to Stemline prepared by the management of Stemline (such forecasts, "Stemline Forecasts");

  (iii)
  reviewed and discussed with the management of Stemline the estimated tax attributes of Stemline prepared by the management of Stemline (the "Tax Attributes");

  (iv)
  discussed the past and current business, operations, financial condition and prospects of Stemline with members of senior management of Stemline;

The Board of Directors
Stemline Therapeutics, Inc.

  (v)
  discussed with the management of Stemline its assessments as to the probability of achieving the Milestone (as defined in the CVR Agreement) giving rise to the Milestone Payment (as defined in the CVR Agreement) and the expected timing of achievement of the Milestone and corresponding payment;

  (vi)
  reviewed the trading history for Stemline Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

  (vii)
  compared certain financial and stock market information of Stemline with similar information of other companies we deemed relevant;

  (viii)
  compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

  (ix)
  reviewed a draft, dated May 3, 2020, of the Merger Agreement (the "Draft Merger Agreement") and a draft, dated May 3, 2020, of the CVR Agreement (the "Draft CVR Agreement"); and

  (x)
  performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Stemline that it is not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Stemline Forecasts and the Tax Attributes, we have been advised by Stemline, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Stemline as to the future financial performance of Stemline and the other matters covered thereby. We have relied, at the direction of Stemline, on the assessments of the management of Stemline as to the ability to utilize the Tax Attributes. We have also relied, at the direction of Stemline, upon the assessment of the management of Stemline that the Milestone (as defined in the CVR Agreement) required for payment in full of the Milestone Payment (as defined in the CVR Agreement) will be achieved with an 80% probability in 2021 and, therefore, that the probability adjusted Milestone Payment will be $0.80 on June 30, 2021 with respect to each CVR issued in respect of a share of Stemline Common Stock. We express no view as to the probability of achieving the Milestone giving rise to the Milestone Payment, the expected timing of achievement of such Milestone and the corresponding payment, or the assumptions on which they are based. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Stemline or any other entity, nor have we made any physical inspection of the properties or assets of Stemline or any other entity. We also have not evaluated the solvency or fair value of Stemline, Berlin-Chemie or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Stemline, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Stemline, Berlin-Chemie or any other entity or the Transaction (including the contemplated benefits thereof). We also have assumed, at the direction of Stemline, that the final executed Merger Agreement and CVR Agreement will not differ in any material respect from the Draft Merger Agreement and the Draft CVR Agreement, respectively, reviewed by us.

The Board of Directors
Stemline Therapeutics, Inc.

We express no view or opinion as to any terms or other aspects or implications of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction or the CVRs or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Transaction or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Stemline Common Stock (other than the Excluded Holders) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Stemline or in which Stemline might engage or as to the underlying business decision of Stemline to proceed with or effect the Transaction. In addition, we are not expressing any view or opinion with respect to, and we have relied, with the consent of Stemline, upon the assessments of Stemline and its representatives regarding, legal, regulatory, accounting, tax and similar matters relating to Stemline or any other entity and the Transaction (including the contemplated benefits thereof) as to which we understand that Stemline obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to whether any stockholder should tender their shares of Stemline Common Stock in the Tender Offer or how any stockholder should vote or act in connection with the Transaction or any other matter.

We have acted as financial advisor to Stemline in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Stemline has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Stemline, Berlin-Chemie, Menarini and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Stemline and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services.

In addition, we and our affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to Berlin-Chemie, Menarini and certain of their respective affiliates and have received or in the future may receive compensation for the rendering of these services.

It is understood that this letter is for the benefit and use of the Board of Directors of Stemline (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

The Board of Directors
Stemline Therapeutics, Inc.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Stemline, Berlin-Chemie, Menarini or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Stemline Common Stock (other than the Excluded Holders) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ BofA Securities, Inc.
BOFA SECURITIES, INC.

 Annex II

Recent Transactions by Stemline and Directors, Executive Officers, Affiliates and Subsidiaries of Stemline

Name	Date of Transaction	Nature of Transaction	Number of Shares	Price Per Share

Robert Francomano	5/4/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	272	$11.51

Ivan Bergstein	4/15/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	53,618	$4.88

David Gionco	4/1/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	11,524	$4.79

David Gionco	3/16/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	2,849	$3.88

Ivan Bergstein	3/10/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	36,542	$4.92

David Gionco	3/10/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	8,846	$4.92

Kenneth Hoberman	3/10/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	16,704	$4.91

Robert Francomano	3/9/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	1,266	$5.00

Ivan Bergstein	3/9/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	20,909	$5.09

David Gionco	3/9/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	5,011	$5.08

Kenneth Hoberman	3/9/2020	Shares were sold by Stemline in order to satisfy tax withholding obligations. This transaction was executed automatically in accordance with Stemline's corporate policy and not under the direction of the stockholder.	9,487	$5.08

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 Annex III

Section 262 of the General Corporation Law of the State of Delaware

§ 262 Appraisal rights

  (a)
  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b)
  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

  1.
  Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

  2.
  Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

  a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

  b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

  c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

  d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

  3.
  In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  4.
  In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

  (c)
  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

  (d)
  Appraisal rights shall be perfected as follows:

  1.
  If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

  2.
  If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such

III-2

    holder's shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e)
  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder's request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's

III-3

    own name, file a petition or request from the corporation the statement described in this subsection.

  (f)
  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g)
  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

  (h)
  After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its

III-4

    discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

  (i)
  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j)
  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k)
  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

  (l)
  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

III-5

QuickLinks

  ITEM 1. SUBJECT COMPANY INFORMATION
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
Management Projections(1)
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. EXHIBITS
Annex II
Annex III